FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Translation of Notice of the 141st Ordinary General Meeting of Shareholders

2.	Press release dated June 22, 2010 regarding Hitachi and Mitsubishi Heavy Industries’ agreement in principle to cooperate in railway systems for overseas markets

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date June 22, 2010	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

(Translation)

Hitachi, Ltd.

6-6, Marunouchi 1-chome

Chiyoda-ku, Tokyo

May 25, 2010

Notice of the 141st Ordinary General Meeting of Shareholders

Dear Shareholders:

You are cordially invited to attend the 141st Ordinary General Meeting of Shareholders of Hitachi, Ltd. (local code: 6501; the “Company”) to be held as follows:

In the event you are not able to attend, it is requested that you review the Reference Documentation for Ordinary General Meeting of Shareholders on pages 3 through 12 and exercise your voting rights by 5 p.m. of June 28, 2010 (Monday), as it is possible to exercise your voting rights in writing, via the Internet or by other means.

1. Date	Tuesday, June 29, 2010 at 10:00 a.m.

2. Location	Sunplaza Hall, Nakano Sunplaza 1-1 Nakano 4-chome, Nakano-ku, Tokyo

3. Agenda

Reporting Matter

Report on the Business Report, Financial Statements, and Consolidated Financial Statements for the 141st Business Term (from April 1, 2009 to March 31, 2010), and the results of the audit on the Consolidated Financial Statements by the Accounting Auditors and the Audit Committee

Matter to Be Resolved

Item	Election of 12 Directors due to expiration of the term of office of all Directors

Business Report, Financial Statements, Consolidated Financial Statements and the audit report thereof are stated in “Report on the 141st Business Term.”

1

4. Matters Concerning Exercise of Voting Rights

(1)	Should no indication is made of whether you approve or disapprove the agenda item in exercising your voting rights in writing, you will be deemed to have approved.

(2)	Should you exercise your voting rights via the Internet, your vote via the Internet will be deemed to be the official indication of your intent, even if you mail your voting form.

(3)	You may appoint only one proxy who exercises your voting rights on your behalf; provided, however, that such proxy must be a shareholder of the Company entitled to vote. In so doing, a document certifying the power of representation is required to be submitted to the Company.

Very truly yours,

Hiroaki Nakanishi
President

When attending the Ordinary General Meeting of Shareholders, you are requested to submit the enclosed voting right card at the reception desk.

In the event the Business Report, Financial Statements, Consolidated Financial Statements or Reference Documents for the Ordinary General Meeting of Shareholders need to be modified in the period from the dispatch of this notice to the preceding day of the general meeting, the Company will post such modification on its website (http://www.hitachi.co.jp/).

The “Notice of the 141st Ordinary General Meeting of Shareholders” and “Report on the 141st Business Term” are posted on the Company’s website.

2

Reference Documentation

Item	Election of 12 Directors due to expiration of the term of office of all Directors

Due to expiration at the close of this Meeting of the term of office of all the present Directors, it is proposed that 12 Directors be elected. The nominees are as follows:

No.	Name (Date of Birth)	Position and Responsibilities at the Company, and Other Principal Positions Held	Brief Biography	Share Ownership
1	Tadamichi Sakiyama (Jun. 13, 1941)	Board Director (Chair), Hitachi, Ltd. (Standing Member (Chair) of Audit Committee) Chairman of the Board, Hitachi High-Technologies Corporation

4/1964      Joined Hitachi, Ltd.

6/1994      General Manager of Accounting Department

4/1999      General Manager of Internal Auditing Office

6/2001      Board Director, Senior Vice President, Hitachi Construction Machinery Co., Ltd. (“Hitachi Construction Machinery”)

				Shares
			4/2003 Executive Vice President and Representative Director, Hitachi Construction Machinery 6/2003 Representative Executive Officer, Executive Vice President, Executive Officer and Director, Hitachi Construction Machinery 4/2006 Director, Hitachi Construction Machinery 6/2006 Director, Hitachi, Ltd. 6/2009 Board Director (Chair), Hitachi, Ltd. (currently in office)	34,000

[Reasons for selection as director nominee]

Mr. Sakiyama has rich experience and a proven performance record, having been involved in accounting, financial affairs, management auditing and other fields at the Company and a Group Company. Mr. Sakiyama was selected as a director nominee, since he can be expected to reinforce the supervisory function of the Board of Directors by supervising the execution of duties by Executive Officers and others based on his rich experience and performance record.

3

No.	Name (Date of Birth)	Position and Responsibilities at the Company, and Other Principal Positions Held	Brief Biography	Share Ownership
2	Yoshie Ota (Sep. 1, 1942)	Director, Hitachi, Ltd. (Member of Nominating Committee and Audit Committee) Corporate Auditor, Takara Holdings Inc.

4/1966      Joined Ministry of Labour

12/1991    Vice Governor of Ishikawa Prefecture

7/1994      Director-General, Minister’s Secretariat, Ministry of Labour

6/1995      Director-General, Women’s Bureau, Ministry of Labour

7/1998      Chairman, Japan Institute of Workers’ Evolution

7/2005      Advisor, Japan Institute of Workers’ Evolution (Retired in March 2010)

                  Representative Director, Kabushiki Kaisha Kokusai Kenshu Service (Retired in October 2007)

6/2007      Director, Hitachi, Ltd. (currently in office)

Shares 15,000

[Reason for selection as outside director nominee]

Ms. Ota was selected as an outside director nominee, since she can be expected to reinforce the functional aspects of the Company’s Board of Directors by supervising the execution of duties by Executive Officers and others from an independent perspective based on her diverse experience and insight in such areas as public administration.

It has been three years since she assumed office as the Company’s outside Director.

3	Mitsuo Ohashi (Jan. 18, 1936)

Director, Hitachi, Ltd.

(Member of Nominating Committee)

Advisor, Showa Denko K.K. (“Showa Denko”)

Director, Mizuho Financial Group, Inc.

Director, Chugai Pharmaceutical Co., Ltd.

Statutory Auditor, Fukoku Mutual Life Insurance Company

3/1959      Joined the Mitsui Bank Limited

12/1961    Joined Showa Denko

3/1989      Director, Showa Denko

3/1993      Managing Director, Showa Denko

3/1995      Senior Managing Director, Showa Denko

3/1997      President (CEO) and Representative Director, Showa Denko

1/2005      Chairman of the Board of Directors and Representative Director, Showa Denko

3/2007      Chairman of the Board, Showa Denko

6/2007      Director, Hitachi, Ltd. (currently in office)

3/2010      Advisor, Showa Denko K.K. (currently in office)

Shares 20,000

[Reason for selection as outside director nominee]

Mr. Ohashi was selected as an outside director nominee, since he can be expected to reinforce the functional aspects of the Company’s Board of Directors by supervising the execution of duties by Executive Officers and others from an independent perspective based on his rich experience and insight as the top executive of a major global company.

It has been three years since he assumed office as the Company’s outside Director.

4

No.	Name (Date of Birth)	Position and Responsibilities at the Company, and Other Principal Positions Held	Brief Biography	Share Ownership
4	Akihiko Nomiyama (Jun. 15, 1934)	Director, Hitachi, Ltd. (Member of Audit Committee and Compensation Committee) Special Advisor, NIPPON MINING HOLDINGS, INC. (“NMH”) Director, Mizuho Financial Group, Inc.

4/1957      Joined NIPPON MINING CO., LTD.

6/1984      Director, NIPPON MINING CO., LTD.

6/1989      Managing Director, NIPPON MINING CO., LTD.

12/1992    Managing Director, NIKKO KYODO CO., LTD.

12/1993    Managing Director, JAPAN ENERGY CORPORATION (“JEC”)

6/1994      Senior Managing Director, JEC

6/1996      President and CEO and Representative Director, JEC

6/2000      Chairman of the Board, President and CEO and Representative Director, JEC

4/2002      Chairman of the Board and Representative Director, JEC

9/2002      President and CEO and Representative Director, NMH

6/2003      Chairman of the Board and Representative Director, NMH

6/2006      Special Advisor, NMH (currently in office)

6/2007      Director, Hitachi, Ltd. (currently in office)

Shares 7,000

[Reason for selection as outside director nominee]

Mr. Nomiyama was selected as an outside director nominee, since he can be expected to reinforce the functional aspects of the Company’s Board of Directors by supervising the execution of duties by Executive Officers and others from an independent perspective based on his rich experience and insight as the top executive of a major global company.

It has been three years since he assumed office as the Company’s outside Director.

5

No.	Name (Date of Birth)	Position and Responsibilities at the Company, and Other Principal Positions Held	Brief Biography	Share Ownership
5	Kenji Miyahara (Nov. 5, 1935)	Director, Hitachi, Ltd. (Member of Audit Committee and Compensation Committee) Senior Advisor, Sumitomo Corporation Director, NEC Corporation (“NEC”) Statutory Auditor, Seiko Epson Corporation

4/1958      Joined Sumitomo Corporation

6/1986      Director, Sumitomo Corporation

6/1990      Managing Director, Sumitomo Corporation

6/1993      Senior Managing Director and Representative Director, Sumitomo Corporation

6/1995      Executive Vice President and Representative Director, Sumitomo Corporation

6/1996      President and Chief Executive Officer and Representative Director, Sumitomo Corporation

6/2001      Chairman of the Board and Representative Director, Sumitomo Corporation

6/2007      Senior Advisor, Sumitomo Corporation (currently in office)

                   Director, Hitachi, Ltd. (currently in office)

Shares 7,000

[Reason for selection as outside director nominee]

Mr. Miyahara was selected as an outside director nominee, since he can be expected to reinforce the functional aspects of the Company’s Board of Directors by supervising the execution of duties by Executive Officers and others from an independent perspective based on his rich experience and insight as the top executive of a major global company.

It has been three years since he assumed office as the Company’s outside Director.

*  NEC, where Mr. Kenji Miyahara is serving as an outside director, announced on September 21, 2007, that it was not able to complete the additional analysis on revenue recognition, which was required of NEC in the course of an audit of the consolidated financial statements for fiscal 2005, and is consequently not able to submit the annual report on said fiscal year and subsequent fiscal years to the U.S. Securities and Exchange Commission (the “SEC”). NEC entered into a settlement agreement with the SEC on this matter in June 2008, and the SEC issued an order stipulating that (i) NEC shall cease and desist in the future from violating the relevant U.S. laws and regulations, which the SEC found that NEC had violated, and (ii) the registration in the United States of securities issued by NEC shall be revoked. Mr. Miyahara, who is regularly expressing his views at NEC’s Board of Directors meetings from such perspectives as ensuring the appropriateness of financial reporting, reinforcing compliance structures, including information disclosure, and reinforcing the risk management structure, deliberated on measures to be taken, information disclosure policies, and other matters upon receipt of reports on the subsequent status of the situation and the like, and made various recommendations, expressed his views, and otherwise provided input for the further enhancement of NEC’s internal control system.

6

No.	Name (Date of Birth)	Position and Responsibilities at the Company, and Other Principal Positions Held	Brief Biography	Share Ownership
6	Tohru Motobayashi (Jan. 5, 1938)

Director, Hitachi, Ltd.

(Member of Nominating Committee and Compensation Committee)

Attorney at Law

Corporate Auditor, Nippon Telegraph and Telephone Corporation

Corporate Auditor, Sumitomo Life Insurance Company

4/1963      Member of the Tokyo Bar Association

7/1971      Partner, Mori Sogo Law Offices

4/2002      President of the Japan Federation of Bar Associations (Retired in March 2004)

6/2006      Director, Hitachi, Ltd. (currently in office)

4/2008      Partner, Ihara and Motobayashi (currently in office)

Shares 34,750

[Reason for selection as outside director nominee]

Mr. Motobayashi was selected as an outside director nominee, since he can be expected to reinforce the functional aspects of the Company’s Board of Directors by supervising the execution of duties by Executive Officers and others from an independent perspective based on his rich experience and insight as a legal expert.

Although Mr. Motobayashi has not been involved in the management of companies in the past outside of his capacities as an outside director, the Company has determined that he will be able to perform his duties as an outside director appropriately, since he is well versed in the practical applications of business law, including corporate governance and the establishment of compliance structures.

It has been four years since he assumed office as the Company’s outside Director.

7	Isao Ono (May 23, 1944)	Chairman of the Board, Hitachi Software Engineering Co., Ltd. (“Hitachi Software Engineering”)

4/1968      Joined Hitachi, Ltd.

6/2002      Senior Vice President and Director

6/2003      Senior Vice President and Executive Officer

4/2004      Representative Executive Officer, Executive Vice President and Executive Officer (Retired in March 2006)

6/2006      Representative Executive Officer, President, Chief Executive Officer and Director, Hitachi Software Engineering

4/2010      Chairman of the Board, Hitachi Software Engineering (currently in office)

Shares 107,000

[Reason for selection as director nominee]

Mr. Ono has rich experience and a proven performance record in the field of information and telecommunication systems business, having been involved in the management thereof for many years at the Company and a Group company. Mr. Ono was selected as a director nominee, since he can be expected to reinforce the decision-making and supervisory functions of the Board of Directors by participating in the determination of consolidated business management policies and the supervision of the execution of duties by Executive Officers, based on his experience and performance record.

7

No.	Name (Date of Birth)	Position and Responsibilities at the Company, and Other Principal Positions Held	Brief Biography	Share Ownership
8	Takashi Kawamura (Dec. 19, 1939)	Representative Executive Officer, Chairman and Director, Hitachi, Ltd. (Nominating Committee (Chair), Compensation Committee (Chair))

4/1962      Joined Hitachi, Ltd.

6/1995      Director

6/1997      Executive Managing Director

4/1999      Executive Vice President and Representative Director

4/2003      Director (Retired in June 2007)

6/2003      Chairman of the Board and Representative Executive Officer, Hitachi Software Engineering Co., Ltd.

6/2005      Chairman of the Board, Hitachi Plant Engineering & Construction Co., Ltd. (current Hitachi Plant Technologies, Ltd.) (Retired in June 2009)

6/2006      Chairman of the Board, Hitachi Software Engineering Co., Ltd. (Retired in June 2007)

6/2007      Chairman of the Board, Hitachi Maxell, Ltd. (Retired in June 2009)

4/2009      Representative Executive Officer, Chairman, President and Chief Executive Officer, Hitachi, Ltd.

6/2009      Representative Executive Officer, Chairman, President and Chief Executive Officer and Director

4/2010      Representative Executive Officer, Chairman and Director (currently in office)

Shares 87,000

[Reason for selection as director nominee]

Mr. Kawamura has rich experience and a proven performance record, having been involved in business management in a broad range of fields, including power systems business and software, both at the Company and at Group companies. He has been involved in the management of the Company since April 2009 as Chairman, President and Chief Executive Officer, and as Chairman since April 2010. Mr. Kawamura was selected as a director nominee, since he can be expected to draw on his rich experience and performance record to continue to promote information sharing and reinforce the decision-making function of the Board of Directors as a member of the Board.

8

No.	Name (Date of Birth)	Position and Responsibilities at the Company, and Other Principal Positions Held	Brief Biography	Share Ownership
9	Masaharu Sumikawa (Jul. 2, 1943)	Chairman of the Board, Hitachi Plant Technologies, Ltd. (“Hitachi Plant Technologies”)

4/1972      Joined Hitachi, Ltd.

6/2002      Senior Vice President and Director

6/2003      Senior Vice President and Executive Officer.

2/2004      Executive Officer

10/2004    Representative Executive Officer, Executive Vice President and Executive Officer (Retired in March 2006)

4/2006      Representative Executive Officer, President and Chief Executive Officer and Director, Hitachi Plant Technologies

4/2010      Chairman of the Board and Representative Executive Officer, Hitachi Plant Technologies (currently in office; scheduled to retire in June 2010)

Shares 47,000

[Reason for selection as director nominee]

Mr. Sumikawa has rich experience and a proven performance record in the fields of power systems business and social infrastructure & industrial systems business, having been involved in the management thereof for many years at the Company and a Group company. Mr. Sumikawa was selected as a director nominee, since he can be expected to reinforce the decision-making and supervisory functions of the Board of Directors by participating in the determination of consolidated business management policies and the supervision of the execution of duties by Executive Officers, based on his experience and performance record.

9

No.	Name (Date of Birth)	Position and Responsibilities at the Company, and Other Principal Positions Held	Brief Biography	Share Ownership
10	Hiroaki Nakanishi (Mar. 14, 1946)	Representative Executive Officer and President, Hitachi, Ltd.

4/1970      Joined Hitachi, Ltd.

6/2003      Vice President and Executive Officer

4/2004      Senior Vice President and Executive Officer

6/2005      Chairman and Chief Executive Officer, Hitachi Global Storage Technologies, Inc.

4/2006      Executive Vice President and Executive Officer, Hitachi, Ltd. (Retired in December 2006)

4/2009      Representative Executive Officer, Executive Vice President and Executive Officer, Hitachi, Ltd.

                 Chairman of the Board, Hitachi Global Storage Technologies, Inc. (Retired in March 2010)

4/2010      Representative Executive Officer and President, Hitachi, Ltd. (currently in office)

Shares 60,000

[Reason for selection as director nominee]

Mr. Nakanishi has rich experience and a proven performance record, having been involved in business management in the fields of information & telecommunication systems business, social infrastructure business and hard disk drives business, both at the Company and at overseas subsidiaries, as well as in the promotion of the Group’s global business development. He has been involved in the management of the Company since April 2010 as President. Mr. Nakanishi was selected as a director nominee, since he can be expected to draw on his rich experience and performance record to promote information sharing and reinforce the decision-making function of the Board of Directors by becoming a member of the Board.

11	Michiharu Nakamura (Sep. 9, 1942)	Director, Hitachi, Ltd. (Standing Member of Audit Committee) Director, Hitachi Medical Corporation

4/1967      Joined Hitachi, Ltd.

8/1992      General Manager of Central Research Laboratory

4/2001      General Manager of Research and Development Group

6/2003      Senior Vice President and Executive Officer

4/2004      Representative Executive Officer, Executive Vice President and Executive Officer

4/2007      Fellow

6/2008      Director (currently in office)

Shares 92,000

[Reason for selection as director nominee]

Mr. Nakamura has rich experience and a proven performance record in the areas of new business development and research & development, having led and supervised the research & development department of the Company for many years. Mr. Nakamura was selected as a director nominee, since he can be expected to draw on his rich experience and performance record to reinforce supervisory function of the Board of Directors by supervising the execution of duties by Executive Officers and others.

10

No.	Name (Date of Birth)	Position and Responsibilities at the Company, and Other Principal Positions Held	Brief Biography	Share Ownership
12	Takashi Miyoshi (Sep. 25, 1947)	Representative Executive Officer, Executive Vice President and Executive Officer and Director, Hitachi, Ltd.

4/1970      Joined Hitachi, Ltd.

4/2003      General Manager, Finance

6/2003      Executive Officer

4/2004      Senior Vice President and Executive Officer

6/2004      Senior Vice President and Executive Officer and Director

4/2006      Representative Executive Officer, Executive Vice President and Executive Officer and Director

4/2007      Director (Retired in June 2007)

6/2007      Chairman of the Board, Hitachi Global Storage Technologies, Inc. (Retired in March 2008)

4/2008      Executive Vice President and Executive Officer, Hitachi Systems & Services, Ltd.

6/2008      Director, Representative Executive Officer, President and Chief Executive Officer, Hitachi Systems & Services, Ltd. (Retired in March 2009)

4/2009      Representative Executive Officer, Executive Vice President and Executive Officer, Hitachi, Ltd.

6/2009      Representative Executive Officer, Executive Vice President and Executive Officer and Director, Hitachi, Ltd. (currently in office)

Shares 44,000

[Reason for selection as director nominee]

Mr. Miyoshi has rich experience and a proven performance record, having been involved in operations and management in such areas as accounting and financial affairs at the Company and Group companies. He has been executing duties as the Executive Vice President of the Company since April 2009. Mr. Miyoshi was selected as a director nominee, since he can be expected to draw on his rich experience and performance record to continue to perform duties from a wide perspective, ranging from supervision to execution of duties, as a member of the Board.

11

Notes:	1.	Ms. Yoshie Ota, Messrs. Mitsuo Ohashi, Akihiko Nomiyama, Kenji Miyahara and Tohru Motobayashi are nominees who fulfill the qualification requirements to be outside director nominees as provided for in Article 2, Paragraph 3, Item 7 of the Enforcement Regulations of the Companies Act.

	2.	The Company has a limited liability agreement (hereinafter referred to as “Agreement”) stipulated in Article 427, Paragraph 1 of the Companies Act with Ms. Yoshie Ota and Messrs. Mitsuo Ohashi, Akihiko Nomiyama, Kenji Miyahara and Tohru Motobayashi. The general intent of the Agreement is to limit the liability of outside Directors to the aggregate amount of the sums stipulated in each item under Article 425, Paragraph 1 of the Companies Act, and the Agreement will be extended should the aforementioned individuals be reappointed at this Meeting.

	3.	In the event this agenda is approved, the members and the chair of the committees are expected to be as follows:

Nominating Committee	Takashi Kawamura (Chair), Yoshie Ota, Mitsuo Ohashi, Tohru Motobayashi

Audit Committee	Tadamichi Sakiyama (Chair), Yoshie Ota, Akihiko Nomiyama, Kenji Miyahara, Michiharu Nakamura

Compensation Committee	Hiroaki Nakanishi (Chair), Akihiko Nomiyama, Kenji Miyahara, Tohru Motobayashi

4.	The Company has reported Ms. Yoshie Ota and Messrs. Mitsuo Ohashi, Akihiko Nomiyama, Kenji Miyahara and Tohru Motobayashi as independent directors to each Japanese stock exchange where the Company is listed. Should the foregoing nominees be re-elected at this General Meeting of Shareholders, the Company will continue to retain them on the record as independent directors.

12

(Translation)

Report on the 141st Business Term

(For the period from April 1, 2009 to March 31, 2010)

Hitachi, Ltd.

1. Business Report (from April 1, 2009 to March 31, 2010)

(1) Business Overview and Results of Hitachi Group

Business Results

Although the deterioration of the Japanese economy was brought under control during the period under review, it did not lead to a full-fledged recovery, due in part to stagnant capital expenditure and sluggish consumer spending resulting from the worsening of employment and income situations. Global economic conditions remained harsh with the U.S. and European economies remaining weak, despite the Chinese economy entering the recovery phase led mainly by domestic demand.

To report on the consolidated business result of the Hitachi Group in this harsh economic environment, the revenues for the year ended March 31, 2010 decreased by 10% from the preceding fiscal year to JPY8,968.5 billion. Operating income increased by 59% from the preceding fiscal year to JPY202.1 billion, due mainly to solid performance in the fields of social infrastructure, such as power systems, and high functional materials and components, as well as the significant improvement in the profitability of the automotive products business and the consumer business centered around flat-panel TV, owing to the promotion of business structural reform. Net loss attributable to Hitachi, Ltd. amounted to JPY106.9 billion, which was a considerable improvement attributable mainly to decreases in expenses related to business structural reform and revaluation loss on deferred tax assets compared with the preceding fiscal year.

Regrettably, a decision has been made to forgo the payment of year-end dividends to our shareholders as a result of careful consideration, taking into account the Group’s performance during the period under review.

The Company intends to continue to devote its efforts to an early improvement of its performance and dividend payments in order to meet shareholder expectations.

Measures Taken

In order to survive global competition and achieve new growth, the Hitachi Group is promoting the strengthening of the Social Innovation Business which provides highly sophisticated social infrastructure utilizing information and telecommunication systems technology.

During the period under review, the Company conducted tender offers for the shares of the five listed subsidiaries (Hitachi Information Systems, Ltd., Hitachi Software Engineering Co., Ltd., Hitachi Systems & Services, Ltd., Hitachi Plant Technologies, Ltd. and Hitachi Maxell, Ltd.) playing primary roles in the information & telecommunication systems business, the social infrastructure business and the lithium ion batteries business, which are the core of the Social Innovation Business, in order to further strengthen the business structure through converting these companies into wholly owned subsidiaries.

Additionally, the Company System was introduced as a measure to enhance competitiveness by establishing a structure, wherein the focus of consolidated business management is placed on a total of approximately 40 companies, including the in-house companies and Group companies. Further, public offering was also made in December 2009 in order to raise funds for investments for strengthening the Social Innovation Business and to reinforce the financial base.

As of April 1, 2010, Takashi Kawamura assumed office as Chairman and Hiroaki Nakanishi assumed office as President. Further understanding and support of the shareholders would be appreciated as the Group endeavors to enhance its corporate value.

Results by Business Segment

[Information & Telecommunication Systems]

Revenues and operating income decreased by 12% and 32%, respectively, from the preceding fiscal year, due primarily to the poor performance of both the software & services and the hardware businesses due mainly to the cutback in IT investments in the stagnant Japanese economy.

[Power Systems]

Revenues increased by 2% from the preceding fiscal year and operating income improved significantly, owing mainly to the solid performance of the thermal power systems for overseas market.

[Social Infrastructure & Industrial Systems]

While revenues decreased by 6% from the preceding fiscal year as a result of stagnant capital investment, operating income increased by 22%, due to successful cost reduction measures.

[Electronic Systems & Equipment]

In spite of an increase in revenues by 2% from the preceding fiscal year, operating loss was posted due mainly to a decline in the profitability of Hitachi High-Technologies Corporation.

[Construction Machinery]

Revenues and operating income decreased by 19% and 66%, respectively, from the preceding fiscal year as a result of a downturn in the demand for construction machinery.

[High Functional Materials & Components]

While revenues fell by 20% from the preceding fiscal year, operating income increased by 76% owing to a significant improvement in the performance of Hitachi Chemical Co., Ltd.

[Automotive Systems]

Revenues decreased by 6% from the preceding fiscal year. Operating loss was posted again this fiscal year, which was a significant improvement from the preceding fiscal year.

[Components & Devices]

Revenues and operating income decreased by 23% and 80%, respectively, from the preceding fiscal year.

[Digital Media & Consumer Products]

Revenues decreased by 16% from the preceding fiscal year. Operating loss was posted again this fiscal year, which was a significant improvement from the preceding fiscal year.

[Financial Services]

Revenues and operating income increased by 5% and 28%, respectively, from the preceding fiscal year.

[Others]

Revenues and operating income decreased by 8% and 21%, respectively, from the preceding fiscal year.

Note: Effective April 1, 2009, the business segmentation has been changed.

[Revenues and Operating Income by Business Segment]

	(Billions of yen)
	Revenues			Operating Income (Loss)
Business Segment	Fiscal 2008(A)	Fiscal 2009(B)	(B)/(A)	Fiscal 2008(A)	Fiscal 2009(B)	(B)/(A)
Information & Telecommunication Systems	1,945.3	1,705.5	88%	138.4	94.5	68%
Power Systems	862.3	882.1	102%	3.4	22.0	633%
Social Infrastructure & Industrial Systems	1,334.2	1,250.2	94%	34.4	42.0	122%
Electronic Systems & Equipment	983.8	998.6	102%	25.7	(5.2)	—
Construction Machinery	724.6	583.6	81%	51.3	17.6	34%
High Functional Materials & Components	1,561.0	1,249.3	80%	25.2	44.4	176%
Automotive Systems	681.7	638.8	94%	(60.5)	(5.4)	—
Components & Devices	978.2	754.8	77%	5.7	1.1	20%
Digital Media & Consumer Products	1,103.8	929.2	84%	(110.5)	(7.2)	—
Financial Services	401.3	419.6	105%	6.6	8.5	128%
Others	830.8	763.6	92%	24.5	19.4	79%
Subtotal	11,407.5	10,175.8	89%	144.6	231.9	160%
Eliminations & Corporate Items	(1,407.2)	(1,207.2)	—	(17.4)	(29.8)	—

Total	10,000.3	8,968.5	90%	127.1	202.1	159%

Notes:	1.	The consolidated figures of the Company have been prepared in conformity with accounting principles generally accepted in the United States, while operating income has been prepared in conformity with accounting principles generally accepted in Japan.

	2.	Restructuring charges etc. are included as part of other income or other deductions in conformity with accounting principles generally accepted in Japan, while they are included as part of operating income (loss) under accounting principles generally accepted in the United States.

	3.	Revenues by business segment include intersegment transactions.

	4.	The businesses of each segment are set out in “(2) Main Products and Services of Hitachi Group.”

	5.	Effective April 1, 2009, the business segmentation has been changed. As such, revenues and operating income by business segment for fiscal 2008 have been reclassified accordingly.

(2) Main Products and Services of Hitachi Group (As of March 31, 2010)

Business Segment	Main Products and Services	Percentage to Total Revenues
Information & Telecommunication Systems	Systems Integration, Outsourcing Services, Software, Disk Array Subsystems, Servers, Mainframes, Telecommunications Equipment, ATMs	17%

Power Systems	Thermal, Nuclear, Hydroelectric, and Wind Power Generation Systems	9

Social Infrastructure & Industrial Systems	Industrial Machinery and Plants, Elevators, Escalators, Railway Vehicles and Systems	12

Electronic Systems & Equipment	Semiconductor and LCDs Manufacturing Equipment, Test and Measurement Equipment, Medical Electronics Equipment, Power Tools, Electronic Part Processing Equipment	10

Construction Machinery	Hydraulic Excavators, Wheel Loaders, Mining Dump Trucks	6

High Functional Materials & Components	Wires and Cables, Copper Products, Semiconductor and Display Related Materials, Circuit Boards and Materials, Specialty Steels, Magnetic Materials and Components, High Grade Casting Components and Materials	12

Automotive Systems	Engine Management Systems, Electric Powertrain Systems, Drive Control Systems, Car Information Systems	6

Components & Devices	Hard Disk Drives, LCDs, Information Storage Media, Batteries	7

Digital Media & Consumer Products	Optical Disk Drives, Flat-Panel TVs, LCD Projectors, Mobile Phones, Room Air Conditioners, Refrigerators, Washing Machines, Air-Conditioning Equipment	9

Financial Services	Leasing, Loan Guarantees	4

Others	General Trading, Logistics, Property Management	8

(3) Major Facilities of Hitachi Group (As of March 31, 2010)

Major Facilities of the Company

Location
Head Office	Tokyo (Chiyoda-ku)

R&D	Tokyo (Chiyoda-ku, Kokubunji), Ibaraki (Hitachi, Hitachinaka), Saitama (Hatoyama), Kanagawa (Yokohama, Kawasaki)

Manufacturing, Design and Engineering	Tokyo (Chiyoda-ku, Koto-ku, Shinagawa-ku, Ome), Ibaraki (Hitachi, Hitachinaka), Kanagawa (Yokohama, Odawara, Kawasaki, Hadano), Yamaguchi (Kudamatsu)

Sales and Area Operations

Tokyo (Chiyoda-ku, Koto-ku, Shinagawa-ku), Hokkaido Area Operation (Chuo-ku, Sapporo), Tohoku Area Operation (Aoba-ku, Sendai), Kanto Area Operation (Chiyoda-ku, Tokyo), Yokohama Area Operation (Nishi-ku, Yokohama), Hokuriku Area Operation (Toyama), Chubu Area Operation (Naka-ku, Nagoya), Kansai Area Operation (Kita-ku, Osaka), Chugoku Area Operation (Naka-ku, Hiroshima), Shikoku Area Operation (Takamatsu), Kyushu Area Operation (Sawara-ku, Fukuoka)

Major Facilities of Consolidated Subsidiaries of the Company

Major consolidated subsidiaries of the Company and their locations are as stated in “(5) Major Hitachi Group Companies.”

(4) Employees of Hitachi Group (As of March 31, 2010)

Business Segment	Number of Employees	Change from the End of the Preceding Year
Information & Telecommunication Systems	68,409	+581
Power Systems	15,977	+366
Social Infrastructure & Industrial Systems	42,980	+894
Electronic Systems & Equipment	24,576	-475
Construction Machinery	19,063	+2,173
High Functional Materials & Components	47,342	-2,066
Automotive Systems	24,602	-2,237
Components & Devices	51,304	+1,219
Digital Media & Consumer Products	26,491	-3,158
Financial Services	3,429	-110
Others	32,538	+909
Corporate (Head Office and others)	3,035	-146

Total (the Company)	359,746	-2,050
	(31,065)	(-6,218)

Note:	The total number of employees of Hitachi Group and the Company including part-time employees was 402,630 and 34,208, respectively.

(5) Major Hitachi Group Companies (As of March 31, 2010)

Business Segment	Name of Company	Location
Information &	Hitachi Electronics Services Co., Ltd.	Yokohama, Kanagawa
Telecommunication Systems	Hitachi Information & Control Solutions, Ltd.	Hitachi, Ibaraki
	Hitachi Information Systems, Ltd.	Shinagawa-ku, Tokyo
	Hitachi-Omron Terminal Solutions, Corp.	Shinagawa-ku, Tokyo
	Hitachi Software Engineering Co., Ltd.	Shinagawa-ku, Tokyo
	Hitachi Systems & Services, Ltd.	Minato-ku, Tokyo
	Hitachi Computer Products (America), Inc.	U.S.A.
	Hitachi Computer Products (Europe) S.A.S.	France
	Hitachi Data Systems Corporation	U.S.A.
	*Hitachi Information & Telecommunication Systems Global Holding Corporation	U.S.A.

Power Systems	Babcock-Hitachi Kabushiki Kaisha	Chiyoda-ku, Tokyo
	Hitachi Engineering & Services Co., Ltd.	Hitachi, Ibaraki
	Hitachi-GE Nuclear Energy, Ltd.	Hitachi, Ibaraki
	Hitachi Power Europe GmbH	Germany
	Hitachi Power Systems America, Ltd.	U.S.A.

Social Infrastructure &	Hitachi Building Systems Co., Ltd.	Chiyoda-ku, Tokyo
Industrial Systems	Hitachi Industrial Equipment Systems Co., Ltd.	Chiyoda-ku, Tokyo
	Hitachi Plant Technologies, Ltd.	Toshima-ku, Tokyo
	Hitachi Elevator (China) Co., Ltd.	China

Electronic Systems &	Hitachi High-Technologies Corporation	Minato-ku, Tokyo
Equipment	Hitachi Koki Co., Ltd.	Minato-ku, Tokyo
	Hitachi Kokusai Electric Inc.	Chiyoda-ku, Tokyo
	Hitachi Medical Corporation	Chiyoda-ku, Tokyo
	Hitachi Via Mechanics, Ltd.	Ebina, Kanagawa

Construction Machinery	Hitachi Construction Machinery Co., Ltd.	Bunkyo-ku, Tokyo

High Functional Materials &	Hitachi Cable, Ltd.	Chiyoda-ku, Tokyo
Components	Hitachi Chemical Co., Ltd.	Shinjuku-ku, Tokyo
	Hitachi Metals, Ltd.	Minato-ku, Tokyo

Automotive Systems	Clarion Co., Ltd.	Bunkyo-ku, Tokyo
	Hitachi Automotive Systems, Ltd.	Hitachinaka, Ibaraki
	Hitachi Auto Parts & Service Co., Ltd.	Shinagawa-ku, Tokyo
	Hitachi Automotive Products (USA), Inc.	U.S.A.

Components & Devices	Hitachi Displays, Ltd.	Mobara, Chiba
	Hitachi Maxell, Ltd.	Ibaraki, Osaka
	Hitachi Display Device (Suzhou) Co., Ltd.	China
	*Hitachi Global Storage Technologies Netherlands B.V.	Netherlands

Digital Media &	Hitachi Appliances, Inc.	Minato-ku, Tokyo
Consumer Products	Hitachi Consumer Electronics Co., Ltd.	Chiyoda-ku, Tokyo
	Hitachi-LG Data Storage, Inc.	Minato-ku, Tokyo
	Hitachi Media Electronics Co., Ltd.	Oshu, Iwate
	Hitachi Consumer Products (Thailand), Ltd.	Thailand

Financial Services	Hitachi Capital Corporation	Minato-ku, Tokyo

Others	Chuo Shoji, Ltd.	Chiyoda-ku, Tokyo
	Hitachi Life, Ltd.	Hitachi, Ibaraki
	Hitachi Transport System, Ltd.	Koto-ku, Tokyo
	Nikkyo Create, Ltd.	Chiyoda-ku, Tokyo
	Hitachi America, Ltd.	U.S.A.
	Hitachi Asia Ltd.	Singapore
	Hitachi (China), Ltd.	China
	Hitachi Europe Ltd.	U.K.

Notes:	1.	The total number of consolidated subsidiaries (including variable interest entities) is 900.

	2.	The number of equity-method affiliates is 157. The major equity-method affiliates are, Japan AE Power Systems Corporation, Casio Hitachi Mobile Communications Co., Ltd. and Renesas Technology Corp. Renesas Technology Corp. merged with NEC Electronics Corporation as of April 1, 2010 to become Renesas Electronics Corporation.

	3.	The companies marked with * are holding companies; their major operating companies are located in the United States.

	4.	The Company separated its automotive systems business to form Hitachi Automotive Systems, Ltd. on July 1, 2009.

	5.	Hitachi Mobile Co., Ltd. changed its name to Hitachi Auto Parts & Service Co., Ltd. as of April 1, 2009.

	6.	The Company separated its consumer business, mainly comprising digital media-related products such as flat-panel TVs, to form Hitachi Consumer Electronics Co., Ltd. on July 1, 2009.

(6) Capital Investment of Hitachi Group

Although investment was made mainly to strengthen the Company’s priority businesses, as a result of promoting the careful selection, capital investment decreased by JPY242.1 billion from the preceding fiscal year to JPY546.3 billion. A breakdown of capital investment by business segment is shown below.

(Billions of yen)
Business Segment	Amount
Information & Telecommunication Systems	24.2
Power Systems	31.1
Social Infrastructure & Industrial Systems	25.3
Electronic Systems & Equipment	10.3
Construction Machinery	32.8
High Functional Materials & Components	49.7
Automotive Systems	15.2
Components & Devices	39.0
Digital Media & Consumer Products	14.7
Financial Services	295.6
Others	25.2

Subtotal	563.5

Eliminations & Corporate Items	(17.1)

Total	546.3

Note:	The figures above include JPY298.9 billion of investment in assets to be leased. This mainly includes the investment relating to leasing business in the Financial Services segment.

(7) Research and Development of Hitachi Group

Expenditures on research and development during the year amounted to JPY372.4 billion. R&D activities were focused on strengthening leading-edge and basic technologies, and accelerating start-up of new businesses and the development of new products. Notable achievements included the development of high-capacity lithium ion batteries, which provide both durability and instantaneous force, for plug-in hybrid electric vehicles, as well as the development of basic recording head technologies for a dramatic increase in the recording density of hard disk drives. A breakdown of R&D expenses by business segment is shown below.

(Billions of yen)
Business Segment	Amount
Information & Telecommunication Systems	82.2
Power Systems	17.6
Social Infrastructure & Industrial Systems	19.9
Electronic Systems & Equipment	44.1
Construction Machinery	15.4
High Functional Materials & Components	44.8
Automotive Systems	38.4
Components & Devices	69.1
Digital Media & Consumer Products	18.7
Financial Services	0.1
Others	4.6
Corporate Items	17.0

Total	372.4

(8) Borrowings and Financing Activity of Hitachi Group

Major Financing Activities

Hitachi, Ltd. issued new shares and 130% call option attached unsecured convertible bond type-bonds with stock acquisition rights (8th series) in December 2009, procuring JPY352.4 billion mainly to fund capital expenditure and investments for strengthening the Social Innovation Business.

Hitachi Construction Machinery Co., Ltd. issued unsecured straight debentures in June and December 2009, procuring a total of JPY50.0 billion mainly to fund business operations, investments and loans.

Hitachi Capital Corporation issued unsecured straight debentures in October 2009 and January 2010, procuring a total of JPY60.0 billion mainly to fund the redemption of short-term debentures.

Major Borrowings (As of March 31, 2010)

Name of Company	Creditor	Balance of Borrowings
The Company	Development Bank of Japan Inc.	40.0 billion yen
	Nippon Life Insurance Company	35.0 billion yen
	Mizuho Corporate Bank, Ltd.	24.0 billion yen
	Meiji Yasuda Life Insurance Company	23.0 billion yen
Hitachi Capital Corporation	Mizuho Corporate Bank, Ltd.	41.2 billion yen
	The Bank of Tokyo-Mitsubishi UFJ, Ltd.	29.0 billion yen
	Nippon Life Insurance Company	21.7 billion yen

Note:	In addition to the figures shown above, the Company owes JPY150.0 billion of long-term borrowings by means of syndicated loan agreements.

(9) Problems Facing Hitachi Group

The Company will seek to achieve strong growth through the following strategies in order to improve earnings and drive growth going forward, recognizing the increasing demand for infrastructure in emerging countries and measures regarding global environmental issues, among others, primarily in advanced countries as a golden opportunity for business.

•

Emphasis will be placed on the Social Innovation Business in allocating business resources. That is, the Hitachi Group will make collective efforts to achieve social innovation through the fusion of the information & telecommunication systems business and the social infrastructure business.

•	The Hitachi Group will leverage its superior environmental technology to contribute to the preservation of global environment through providing products and services that reduce environmental load.

•

Global expansion of the Social Innovation Business will be vigorously promoted. Efforts will be made to further cooperation with partners and to localize operations in order to address customer needs. Further, diverse human capital will be secured from various regions for development.

Further, the Company, which marked its 100th anniversary in 2010, will engage in the following strategies in order to achieve the “revival of a strong Hitachi” as it heads into the next 100 years.

•

The Company will adhere to the founding principle of “contributing to society through technology” in conducting the research and development of cutting-edge technology and utilizing intellectual property rights.

•

Businesses will be restructured as necessary from the perspectives of profitability and synergy with the Social Innovation Business, the possibilities of which include withdrawals from and sales of businesses, in order to continue to optimize the business portfolio.

•

Efforts will be made to strengthen the management base by continuing to reduce costs, mainly through the reduction of fixed and material costs, as well as to improve cash flows mainly by reducing inventories and quickly collecting accounts receivables.

•	Hitachi will rigidly adhere to manufacturing principles that yield high quality in order to provide customers with safe and reliable products.

•

Hitachi will affirm the importance of living up to the trust placed in it by society and emphasize the importance of sticking to the straight and narrow, so as to eliminate any violations of laws and enhance the value of Hitachi brand.

(10) Five-year Summary of Assets and Results of Operation of Hitachi Group

Consolidated Basis

	(Billions of yen)
Fiscal Year	2005	2006	2007	2008	2009
Revenues	9,464.8	10,247.9	11,226.7	10,000.3	8,968.5
Operating Income	256.0	182.5	345.5	127.1	202.1
Income (Loss) Before Income Taxes	274.8	202.3	324.7	(289.8)	63.5
Net Income (Loss) Attributable to Hitachi, Ltd.	37.3	(32.7)	(58.1)	(787.3)	(106.9)

Total Assets	10,021.1	10,644.2	10,530.8	9,403.7	8,951.7

Notes:	1.	The consolidated figures shown above have been prepared in conformity with accounting principles generally accepted in the United States.

	2.	Restructuring charges etc. are included as part of other income or other deductions in conformity with accounting principles generally accepted in Japan, while they are included as part of operating income (loss) under accounting principles generally accepted in the United States.

	3.	In accordance with the changes in the accounting principles generally accepted in the United States, the heading “Net Income (Loss)” has been changed to “Net Income (Loss) Attributable to Hitachi, Ltd.” effective April 1, 2009.

	4.	In fiscal 2006, both the operating income and income before income taxes decreased from the preceding fiscal year, forcing Hitachi to post a net loss attributable to Hitachi, Ltd., due primarily to a large decrease in operating income in the Power & Industrial Systems segment and an increase in operating loss in the Digital Media & Consumer Products segment.

	5.	In fiscal 2007, the Company was forced to post a net loss attributable to Hitachi, Ltd., following the previous fiscal year, due mainly to the posting of expenses related to the structural reform of the flat-panel TV business and an impairment loss primarily on the plasma display.

	6.	In fiscal 2008, the Company was forced to post a large amount of net loss attributable to Hitachi, Ltd., due mainly to the posting of expenses related to the structural reform of the flat-panel TV business and an equity in loss of affiliates relating to an affiliate engaged in the semiconductor business, in addition to valuation allowance for deferred tax assets.

Unconsolidated Basis

	(Billions of yen)
Fiscal Year	2005	2006	2007	2008	2009
Revenues	2,713.3	2,785.1	2,807.2	2,610.0	1,938.8
Operating Income (Loss)	1.0	(66.2)	(74.1)	(32.2)	3.5
Ordinary Income (Loss)	42.6	(37.2)	(45.9)	204.7	59.2
Net Income (Loss)	37.0	(178.0)	(127.8)	(294.5)	(35.1)

Total Assets	3,834.2	3,873.9	3,659.9	3,673.7	3,327.6

Notes:	1.	In fiscal 2006, the Company posted a large amount of loss due primarily to a decrease in prices of plasma TVs and an impairment loss on shares of an affiliated company engaging in hard disk drive business.

	2.	In fiscal 2007, operating loss increased due to the deterioration of performance in the flat-panel TV business. The Company posted a loss, following the preceding fiscal year, due primarily to posting an impairment loss on shares of, and an allowance for doubtful receivables for an affiliated company engaging in the plasma display panel operations.

	3.

In fiscal 2008, the Company was forced to post a loss following the preceding fiscal year, due primarily to the posting of an impairment loss on shares of an affiliated company engaging in the semiconductor business, and such extraordinary losses as structural reform expenses for the consumer business and the automotive systems business.

	4.

In fiscal 2009, the Company was forced to post a loss following the preceding fiscal year, due primarily to the posting of an impairment loss on shares of an affiliated company engaging in the semiconductor business, and such extraordinary losses as structural reform expenses for the automotive systems business and the consumer business.

(11) Directors and Executive Officers

1) Directors

Name, Position and Responsibilities, etc. (As of March 31, 2010)

Name	Position	Committee Membership	Other Principal Positions Held
Tadamichi Sakiyama	Board Director (Chair)	Audit Committee (Chair)	Chairman of the Board, Hitachi High-Technologies Corporation Chairman of the Board, Hitachi Transport System, Ltd.
*Takashi Kawamura	Director	Nominating Committee (Chair) Compensation Committee (Chair)	—
Michiharu Nakamura	Director	Audit Committee	Chairman of the Board, Hitachi Medical Corporation Director, Hitachi Maxell, Ltd.
*Takashi Miyoshi	Director	—	—
Yoshie Ota	Director	Nominating Committee Audit Committee	Advisor, Japan Institute of Workers’ Evolution Corporate Auditor, Takara Holdings Inc.**
Mitsuo Ohashi	Director	Nominating Committee	Advisor, Showa Denko K.K. Director, Mizuho Financial Group, Inc.** Director, Chugai Pharmaceutical Co., Ltd.** Statutory Auditor, Fukoku Mutual Life Insurance Company**
Akihiko Nomiyama	Director	Audit Committee Compensation Committee	Special Advisor, NIPPON MINING HOLDINGS, INC. Director, Mizuho Financial Group, Inc.**
Kenji Miyahara	Director	Audit Committee Compensation Committee	Senior Advisor, Sumitomo Corporation Director, NEC Corporation** Statutory Auditor, Seiko Epson Corporation**
Tohru Motobayashi	Director	Nominating Committee Compensation Committee	Attorney at Law Corporate Auditor, Nippon Telegraph and Telephone Corporation** Corporate Auditor, Sumitomo Life Insurance Company**
Takeo Ueno	Director	—

Senior Adviser, Hitachi Via Mechanics, Ltd.

Director, Hitachi Information Systems, Ltd.

Director, Hitachi Kokusai Electric Inc.

Director, Hitachi Construction Machinery Co., Ltd.

Corporate Auditor, Hitachi Koki Co., Ltd.

Shungo Dazai	Director	—	Chairman of the Board, Hitachi Construction Machinery Co., Ltd. Director, Hitachi Kokusai Electric Inc.
Michihiro Honda	Director	—	Chairman of the Board, Hitachi Metals, Ltd. Director, Hitachi Transport System, Ltd.

Notes:	1.	The Directors marked with * were newly elected and assumed their positions at the 140th Ordinary General Meeting of Shareholders on June 23, 2009.

	2.	Mr. Tadamichi Sakiyama, Board Director (Chair) (Audit Committee (Chair)), has considerable knowledge of finance and accounting due to his long experience as General Manager of Accounting Department and General Manager of Internal Auditing Office of the Company, and as Director and Executive Officer responsible for accounting, finance and audit of Hitachi Construction Machinery Co., Ltd.

	3.	Directors, Ms. Yoshie Ota, Messrs. Mitsuo Ohashi, Akihiko Nomiyama, Kenji Miyahara, and Tohru Motobayashi are outside directors who fulfill the qualification requirements as provided for in Article 2, Item 15 of the Companies Act of Japan and have been reported as independent directors to each Japanese stock exchange where the Company is listed. Of the five individuals, those with ** in the “Other Principal Positions Held” column serve as an outside Director or an outside Auditor of the company listed in said column.

	4.	The Company has continuous transactions, including the sales of products and purchase of products and/or services with Showa Denko K.K, NIPPON MINING HOLDINGS, INC. and its subsidiaries which are business companies, Sumitomo Corporation, Chugai Pharmaceutical Co., Ltd., NEC Corporation, Seiko Epson Corporation, and Nippon Telegraph and Telephone Corporation and its subsidiaries which are business companies. The volume of transactions with each of the companies is negligible in comparison to the total business volume of the Company and to the total business volume of the corresponding company. Further, the Company has continuous transactions, including the sales of products and borrowing of money, with the subsidiaries of Mizuho Financial Group, Inc. which are banks or securities companies, Fukoku Mutual Life Insurance Company, and Sumitomo Life Insurance Company. Monetary borrowings from Mizuho Corporate Bank, Ltd., a subsidiary of Mizuho Financial Group, Inc., is as indicated in “(8) Borrowings and Financing Activity of Hitachi Group.” The volume of transactions with each of the other companies is negligible in comparison to the total business volume of the Company and to the total business volume of the corresponding company.

Matters Concerning Outside Directors

(Major Activities of Outside Directors)

Name	Major activities
Yoshie Ota

Ms. Ota attended 11 days of the Board of Directors meetings held during this business term (12 days during her incumbency), as well as all meetings of the Nominating Committee (6 days during her incumbency) and 10 days of the Audit Committee (12 days during her incumbency). Ms. Ota stated her opinions at the Board and Audit Committee meetings from an objective perspective, mainly on the importance of compliance based on her extensive experience in such areas as public administration.

Mitsuo Ohashi

Mr. Ohashi attended 11 days of the Board of Directors meetings held during this business term (12 days during his incumbency), as well as all meetings of the Nominating Committee (6 days during his incumbency). Mr. Ohashi stated his opinions at the Board meetings mainly from the perspective of risk management responsive to changes in the market environment based on his management experience with a major global manufacturer.

Akihiko Nomiyama

Mr. Nomiyama attended 11 days of the Board of Directors meetings held during this business term (12 days during his incumbency), as well as 11 days of the Audit Committee meetings (12 days during his incumbency) and all meetings of the Compensation Committee (5 days during his incumbency). Mr. Nomiyama stated his opinions at the Board and Audit Committee meetings mainly from the perspective of appropriate allocation of management resources based on his management experience with a major global business corporation.

Kenji Miyahara

Mr. Miyahara attended 9 days of the Board of Directors meetings held during this business term (12 days during his incumbency), 10 days of Audit Committee meetings (12 days during his incumbency), and all meetings of the Compensation Committee (5 days during his incumbency). Mr. Miyahara stated his opinions at the Board and Audit Committee meetings mainly from the perspective of promoting global business development based on his management experience with a global general trading company.

Tohru Motobayashi

Mr. Motobayashi attended all meetings of the Board of Directors held during this business term (12 days during his incumbency), as well as all meetings of the Nominating Committee (6 days during his incumbency) and the Compensation Committee (5 days during his incumbency). Mr. Motobayashi stated his opinions at the Board meetings mainly from the perspective of operational risk management based on his experience as a legal expert.

General Intent of Limited Liability Agreement with Outside Directors

The Company has entered into a limited liability agreement stipulated in Article 427, Paragraph 1 of the Companies Act with each of Ms. Yoshie Ota, Messrs. Mitsuo Ohashi, Akihiko Nomiyama, Kenji Miyahara and Tohru Motobayashi. The general intent of the agreement is to limit the liability of outside Directors to the aggregate amount of the sums stipulated in each item under Article 425, Paragraph 1 of the Companies Act.

(2) Executive Officers

Name, Position and Responsibilities, etc. (As of March 31, 2010)

Name	Position	Responsibilities	Other Principal Positions Held
*Takashi Kawamura	Representative Executive Officer, Chairman, President and Chief Executive Officer	Overall management	—
Kazuhiro Mori	Representative Executive Officer, Executive Vice President and Executive Officer	Sales operations, Hitachi group global business, corporate export regulation and business incubation	Director, Hitachi Capital Corporation
Hiroaki Nakanishi	Representative Executive Officer, Executive Vice President and Executive Officer	Power systems business, industrial systems business, urban planning and development systems business, automotive systems business, quality assurance and production engineering	Director, Hitachi Plant Technologies, Ltd.
Takashi Hatchoji	Representative Executive Officer, Executive Vice President and Executive Officer	Corporate planning, environmental strategies, human capital, legal and corporate communications, corporate brand and corporate auditing	Director, Hitachi Metals, Ltd. Statutory Auditor, WOWOW Inc.
*Takashi Miyoshi	Representative Executive Officer, Executive Vice President and Executive Officer	Management reform, finance, corporate pension system, Hitachi group management, business development and consumer business	—
Naoya Takahashi	Representative Executive Officer, Executive Vice President and Executive Officer	Information & telecommunication systems business, research & development and information technology	Director, Hitachi Chemical Co., Ltd.
Junzo Nakajima	Senior Vice President and Executive Officer	Information & telecommunication systems business	—
Koichiro Nishikawa	Senior Vice President and Executive Officer	Business development	Director, Hitachi Software Engineering Co., Ltd.
Toyoaki Nakamura	Representative Executive Officer, Senior Vice President and Executive Officer	Finance, corporate pension system and Hitachi group management	—
Taiji Hasegawa	Representative Executive Officer, Senior Vice President and Executive Officer	Procurement, motor power systems and battery systems business	Director, Hitachi Medical Corporation
Shozo Saito	Senior Vice President and Executive Officer	Environmental strategies, quality assurance, production engineering and power systems engineering	Director, Hitachi Systems & Services, Ltd. Director, Hitachi Medical Corporation
Tadahiko Ishigaki	Senior Vice President and Executive Officer	Hitachi group global business (Americas)	—
Stephen Gomersall	Senior Vice President and Executive Officer	Hitachi group global business (Europe)	—

Name	Position	Responsibilities	Other Principal Positions Held
Koji Tanaka	Vice President and Executive Officer	Power systems business	—
Akira Maru	Vice President and Executive Officer	Power systems business (nuclear power systems business promotion)	—
Hitoshi Isa	Vice President and Executive Officer	Power systems business (thermal power systems business promotion)	—
Gaku Suzuki	Vice President and Executive Officer	Industrial systems business	—
Hideaki Takahashi	Vice President and Executive Officer	Urban planning and development systems business	—
Shinjiro Iwata	Vice President and Executive Officer	Information & telecommunication systems business (services business (global))	Director, Opnext, Inc. (U.S.A.)
Kaichiro Sakuma	Vice President and Executive Officer	Information & telecommunication systems business (system solutions business)	—
Masahiro Kitano	Vice President and Executive Officer	Information & telecommunication systems business (platform systems business)	—
Koushi Nagano	Vice President and Executive Officer	Sales operations and Hitachi group global business	—
Masao Hisada	Vice President and Executive Officer	Hitachi group global business and corporate export regulation	—
Takao Koyama	Vice President and Executive Officer	Sales operations (Kansai Area)	Corporate Auditor, ShinMaywa Industries, Ltd.
Shigeru Azuhata	Vice President and Executive Officer	Research & development and environmental strategies	—
Kenji Ohno	Vice President and Executive Officer	Human capital	—
Toshiaki Kuzuoka	Vice President and Executive Officer	Legal and corporate communications, corporate brand and corporate auditing	—
Makoto Ebata	Vice President and Executive Officer	Procurement	—
Nobuyuki Ohno	Vice President and Executive Officer	Hitachi group global business (China)	—
Osamu Ohno	Vice President and Executive Officer	Information technology	—

Notes:	1.	Mr. Makoto Ehata assumed office as Vice President and Executive Officer as of July 1, 2009. Further, motor power systems and battery systems business were added to the responsibilities of Mr. Taiji Hasegawa, Representative Executive Officer, Senior Vice President and Executive Officer.

	2.	The Executive Officers marked with * concurrently hold the position of Director.

Executive Officer Who Left Office during the Fiscal Year (As of June 23, 2009)

Name	Position	Responsibilities
Kazuo Furukawa	Representative Executive Officer, Vice Chairman and Executive Officer	Management in general

Other Material Information Concerning Directors and Executive Officers of the Company

The Company changed its Executive Officers as of April 1, 2010 as follows.

Executive Officers (As of April 1, 2010)

Name	Position	Responsibilities
Takashi Kawamura	Representative Executive Officer and Chairman	Management in general
Hiroaki Nakanishi	Representative Executive Officer and President	Overall management, power systems business, industrial & social infrastructure systems business and automotive systems business
Naoya Takahashi	Representative Executive Officer, Executive Vice President and Executive Officer	Information & telecommunications systems business, information & control systems business, research & development and information technology
Takashi Hatchoji	Representative Executive Officer, Executive Vice President and Executive Officer

Urban planning and development systems business, defense systems business, corporate planning, environmental strategies, human capital, legal and corporate communications, corporate brand and corporate auditing

Takashi Miyoshi	Representative Executive Officer, Executive Vice President and Executive Officer	Management reform, finance, corporate pension system, business development and consumer business
Nobuo Mochida	Representative Executive Officer, Executive Vice President and Executive Officer	Corporate planning, high functional materials & components, quality assurance and production engineering
Kazuhiro Mori	Representative Executive Officer, Executive Vice President and Executive Officer	Motor power systems, battery systems business, sales operations, Hitachi group global business, procurement, corporate export regulation, medical systems business and business incubation
Tadahiko Ishigaki	Senior Vice President and Executive Officer	Hitachi group global business (Americas)
Stephen Gomersall	Senior Vice President and Executive Officer	Hitachi group global business (Europe)
Yoshito Tsunoda	Senior Vice President and Executive Officer	Motor power systems and battery systems business
Junzo Nakajima	Senior Vice President and Executive Officer	Information & telecommunication systems business
Toyoaki Nakamura	Representative Executive Officer, Senior Vice President and Executive Officer	Finance and corporate pension system

Name	Position	Responsibilities
Shigeru Azuhata	Vice President and Executive Officer	Research & development, environmental strategies and medical systems business
Hitoshi Isa	Vice President and Executive Officer	Power systems business (thermal power systems business promotion)
Shinjiro Iwata	Vice President and Executive Officer	Information & telecommunication systems business (services business (global))
Makoto Ebata	Vice President and Executive Officer	Procurement
Osamu Ohno	Vice President and Executive Officer	Information technology
Kenji Ohno	Vice President and Executive Officer	Human capital
Nobuyuki Ohno	Vice President and Executive Officer	Hitachi group global business (China)
Masahiro Kitano	Vice President and Executive Officer	Environmental strategies, quality assurance and production engineering
Ryuichi Kitayama	Vice President and Executive Officer	Sales operations
Toshiaki Kuzuoka	Vice President and Executive Officer	Legal and corporate communications, corporate brand and corporate auditing
Takao Koyama	Vice President and Executive Officer	Sales operations (Kansai Area)
Yutaka Saito	Vice President and Executive Officer	Information & control systems business
Kaichiro Sakuma	Vice President and Executive Officer	Information & telecommunication systems business (platform systems business)
Gaku Suzuki	Vice President and Executive Officer	Industrial & social infrastructure systems business
Hideaki Takahashi	Vice President and Executive Officer	Urban planning and development systems business
Koji Tanaka	Vice President and Executive Officer	Power systems business
Masahide Tanigaki	Vice President and Executive Officer	Sales operations, Hitachi group global business and corporate export regulation
Akira Maru	Vice President and Executive Officer	Power systems business (nuclear power systems business promotion)
Yoshihiko Mogami	Vice President and Executive Officer	Information & telecommunication systems business (system solutions business)

3) Compensation for Directors and Executive Officers

Policy on the Determination of Compensation of Directors and Executive Officers

[Method of Determination of Policy]

The Company’s Compensation Committee sets forth the policy on the determination of the amount of compensation, etc. of each Director and Executive Officer pursuant to applicable provisions of the Companies Act concerning companies with the Committee System.

[Summary of Policy]

(i) Matters relating to both Directors and Executive Officers

Compensation will be commensurate with the ability required of, and the responsibilities to be borne by, the Company’s Directors and Executive Officers, taking into consideration compensation packages at other companies.

(ii) Matters relating to Directors

Compensation for Directors will consist of a monthly salary and a year-end allowance.

•	Monthly salary will be decided by making adjustments to basic salary that reflect full-time or part-time status, committee membership and position.

•

Year-end allowance will be a pre-determined amount equivalent to about twenty percent of the Director’s annual income based on monthly salary, although this amount may be reduced depending on Company performance.

A Director concurrently serving as an Executive Officer will not be paid compensation as a Director.

(iii) Matters relating to Executive Officers

Compensation for Executive Officers will consist of a monthly salary and a performance-linked component.

•	Monthly salary will be decided by adjusting a basic amount set in accordance with the relevant position to reflect the results of an assessment.

•	The performance-linked component will be set within a range equivalent to about thirty percent of the Executive Officer’s annual income, adjusted based on Company and individual performance.

(iv) Miscellaneous

•

It was decided at the Compensation Committee meetings held on December 18, 2007 and March 26, 2008 that the compensation structure for Directors and Executive Officers will be re-examined starting with the compensation for fiscal 2008 and that the retirement allowance will be abolished. The payment of retirement allowance to Directors and Executive Officers due to the abolition of the retirement allowance system will be in an amount determined by the Compensation Committee at the time of the retirement of a relevant Director or Executive Officer.

Total Amount of Compensation to and the Number of Directors and Executive Officers in Fiscal 2009

	Number	Amount (millions of yen)
Directors (Outside Directors)	11 (5)	246 (87)
Executive Officers	28	1,076

Total	39	1,322

Notes:	1.	The number of Directors indicated excludes the four Directors who serve concurrently as Executive Officers.

	2.	The compensation to Directors includes the monthly salary of one Director, who retired due to expiration of his term of office at the close of the 140th Ordinary General Meeting of Shareholders held on June 23, 2009, for his term of office of this year.

	3.	The compensation to Executive Officers includes the monthly salary of one Executive Officer, who retired on June 23, 2009, for his term of office of this year.

	4.	In addition to the above, there are retirement allowance of JPY1 million for one Director who will be retiring as of June 29, 2010, and of JPY250 million for the five Executive Officers who retired as of March 31, 2010.

	5.	The amount of compensation to 13 Directors in the preceding fiscal year was JPY410 million (of which JPY95 million was for the five outside Directors), and the amount to the 26 Executive Officers was JPY1,135 million.

(12) Matters Concerning the Company’s Stock (As of March 31, 2010)

1) Authorized	10,000,000,000 shares

2) Number of Shares per Unit	1,000 shares

3) 10 Largest Shareholders

Name	Shareholder’s Equity in the Company
	Share Ownership	Shareholding Ratio
	shares	%
The Master Trust Bank of Japan, Ltd. (Trust Account)	315,868,000	7.06
Japan Trustee Services Bank, Ltd. (Trust Account)	261,910,000	5.85
NATS CUMCO	146,022,890	3.26
Hitachi Employees’ Shareholding Association	116,632,952	2.61
State Street Bank and Trust Company 505224	98,912,340	2.21
Nippon Life Insurance Company	98,173,195	2.19
SSBT OD05 Omnibus Account China Treaty Clients 808150	74,371,713	1.66
The Dai-Ichi Mutual Life Insurance Company	71,361,222	1.59
State Street Bank and Trust Company 505225	49,506,769	1.11
Meiji Yasuda Life Insurance Company	46,959,618	1.05

Notes:	1.	NATS CUMCO is the nominee name of the depositary bank, Citibank, N.A., for the aggregate of the Company’s American Depositary Receipts (ADRs) holders.

	2.	The number of shares held by The Dai-Ichi Mutual Life Insurance Company includes its contribution of 6,560,000 shares to the retirement allowance trust (the holder of said shares, as listed in the Shareholders’ Register, is “Dai-Ichi Life Insurance Account, Retirement Allowance Trust, Mizuho Trust & Banking Co., Ltd.”).

	3.	Treasury stock (43,891,177 shares) is not included in the calculation of “Shareholding Ratio.”

4) Shareholders Composition

Class of Shareholders	Number of Shareholders	Share Ownership (shares)	Percentage of Total (%)
Financial Institution and Securities Firm	368	1,332,581,699	29.49
Individual	454,808	1,427,987,157	31.61
Foreign Investor	1,199	1,603,494,980	35.49
Other	3,940	153,827,965	3.40
Government and Municipality	5	240,564	0.01

Total	460,320	4,518,132,365	100.00

Note:	Treasury stock is included in “Other.”

(13) Matters Concerning Stock Acquisition Rights, etc. (As of March 31, 2010)

130% Call Option Attached Unsecured Convertible Bond Type-bonds with Stock Acquisition Rights (8th Series) (With Inter-Bond Pari Passu Clause)
Class and Number of Shares to Be Issued upon Exercise of Stock Acquisition Rights	Common Stock 315,451,104 shares
Amount to Be Paid upon Exercise of Stock Acquisition Rights	JPY317 per share
Period during Which Stock Acquisition Rights May Be Exercised	From January 4, 2010 to December 10, 2014

Note:	The number of shares to be issued upon exercise of stock acquisition rights which were issued as bonds with stock acquisition rights is calculated based on the conversion price as of March 31, 2010.

(14) Matters Concerning Accounting Auditor

1)	Name of accounting auditor Ernst & Young ShinNihon LLC

2)	Fees to accounting auditor in Fiscal 2009

(Millions of yen)
Category	Amount
Total amount of cash and other financial benefits by the Company and its subsidiaries	2,061
Fees etc. by the Company*	472

Note:	The column marked with * includes fees for audits under applicable Financial Instruments and Exchange Act.

3)	Description of non-audit services

The Company commissioned various advisory services to Ernst & Young ShinNihon LLC and paid fees.

4)	Subsidiaries whose financial statements are audited by certified public accountants, etc. other than Company’s accounting auditors

Of the major Hitachi Group companies (listed in (5) Major Hitachi Group Companies), overseas subsidiaries have certified public accountants (“CPA”) or auditing firms other than Ernst & Young ShinNihon LLC audit their financial statements.

5)	Dismissal and non-retention policy on accounting auditors

Dismissal

(i)	In the event an accounting auditor, which is an auditing firm, is ordered by the Prime Minister of Japan to suspend its operation related to the audit of financial statements, in whole or in part, or to dissolve the firm pursuant to Article 34-21, Paragraph 2 of the Certified Public Accountant Act, the accounting auditor shall automatically resign, since said order constitutes a cause for disqualification as accounting auditor provided for in Article 337, Paragraph 3, Item 1 of the Companies Act.

(ii)	In addition to (i) above, in the event the Audit Committee determines that the causes provided for in Articles 340, Paragraph 1, Item 1 or 2 of the Companies Act apply to an accounting auditor, due to such reasons as that it can reasonably be expected that the Prime Minister of Japan shall issue an order to suspend operations, in whole or in part, or to dissolve the firm, the Audit Committee shall determine the contents of the agenda on the dismissal of the accounting auditor to be submitted to the general meeting of shareholders.

(iii)	In the event significant adverse effects on the audit of financial statements are reasonably expected in the case of (ii) above, the Audit Committee shall dismiss the accounting auditor by unanimity. Should this occur, the Audit Committee member selected by the Audit Committee shall give a report on the dismissal of the accounting auditor and the reason therefor at the first general meeting of shareholders to be convened after said dismissal.

Non-retention

(i)	In the event individuals selected by an accounting auditor, which is an auditing firm, from among its employees to perform their duties as accounting auditors are found to fall under any or all of the items under Article 340, Paragraph 1 of the Companies Act or breach the obligation(s) of CPAs provided for in the Certified Public Accountant Act, should said auditing firm fail to select promptly individuals to perform their duties as accounting auditors in the place of the former, the Audit Committee shall determine the contents of the agenda item on the non-retention of the accounting auditor to be submitted to the general meeting of shareholders.

(ii)	In the event it is determined that an adequate performance of duties cannot be ensured with respect to the matters related to the performance of duties by accounting auditors provided for in the Regulations of Companies’ Financial Statements, the Audit Committee shall determine the contents of the agenda item on the non-retention of the accounting auditor to be submitted to the general meeting of shareholders.

(15) Policy on Determination of Distribution of Surplus etc.

The Company views enhancement of the long-term and overall interests of shareholders as an important management objective. The industrial sector encompassing energy, information systems, social infrastructure and other primary businesses of the Company is undergoing rapid technological innovation and changes in market structure. This makes vigorous upfront investment in R&D and plant and equipment essential for securing and maintaining market competitiveness and improving profitability. Dividends are therefore decided based on medium-to-long term business plans with an eye to ensuring the availability of internal funds for reinvestment and the stable growth of dividends, with appropriate consideration of a range of factors, including the Company’s financial condition, results of operations and dividend payout ratio.

The Company believes that the repurchase of its shares should be undertaken, when necessary, as part of its policy on distribution to shareholders to complement the dividend payout. In addition, the Company will repurchase its own shares on an ongoing basis in order to flexibly implement a capital strategy, including business restructuring, to maximize shareholder value so far as consistent with the dividend policy. Such action will be taken by the Company after considering its future capital requirement under its business plans, market conditions and other relevant factors.

(16) Summary of Resolution of Board of Directors on Enhancing Structures and Other Things to Ensure Adequacy of Business Operations

1)	Board of Directors Office (the “Office”) shall be established specifically to assist with the duties of each Committee and the Board of Directors and staffed with personnel who are not subject to orders and instructions of Executive Officers.

2)	In order to ensure the independence of the Office personnel from Executive Officers, the Audit Committee shall be informed in advance of planned transfers of the Office personnel.

3)	Executive Officers and employees shall report without delay to the members of the Audit Committee significant matters affecting the whole Company, results of internal audits, and the implementation status of reporting under the internal reporting system.

4)	In order to ensure the effectiveness of audits by the Audit Committee, standing Committee member(s) shall be appointed to the Audit Committee, and activity plans of the Audit Committee shall be prepared in coordination with the audit plans of Internal Auditing Office.

5)	A reporting system to Directors shall be established to ensure that the execution of duties by Executive Officers is in compliance with laws, regulations, and the Articles of Incorporation.

6)	Information pertaining to the execution of duties by Executive Officers shall be prepared and maintained in accordance with internal rules.

7)	A structure shall be established in which each relevant department shall establish regulations and guidelines, conduct training, prepare and distribute manuals, and carry out other such measures with respect to various risks. Efforts shall be made to identify possible new risks through such things as progress reports on business operations and, should it become necessary to respond to a new risk, an Executive Officer responsible for responding thereto shall be appointed promptly.

8)	Efficient performance of duties shall be ensured through the following business management systems.

•

The Senior Executive Committee shall be established in order to deliberate on and facilitate the formulation of decisions based on due consideration of diverse factors regarding important issues that affect the Company and/or the Hitachi Group.

•

Based on the management policy, medium-term business plans and annual budgets, on which performance management is based, shall be prepared in order to operate business in a planned and efficient manner.

•	Internal audits shall be conducted by Internal Auditing Office to monitor and identify the status of business operations and to facilitate improvements.

•

The Audit Committee shall receive the audit plans of the accounting auditors in advance, and the prior approval of the Audit Committee shall be required with respect to the fees to be paid to and non-audit services to be requested of the accounting auditors.

•	Documented business processes shall be executed, and internal and external auditors shall examine said processes in order to ensure the reliability of financial reports.

9)	Continuous maintenance of a legal and regulatory compliance structure shall be ensured through the following business management systems.

•

Internal audits shall be conducted, and various committees shall be established for legal and regulatory compliance activities. Furthermore, an internal reporting system shall be established and education on legal and regulatory compliance shall be provided.

•

Various corporate rules and regulations shall be established, and efforts shall be made to ensure that the employees are aware of the internal control systems overall and that the systems are effective.

10)	The following measures shall be effected to ensure the adequacy of business operations within the Hitachi Group.

•	Such fundamental policies as the emphasis of the social responsibilities of business enterprises shall be shared with the Group companies.

•	A group-wide policy for compliance with applicable laws and regulations shall be established as necessary.

•

Internal audits of Company departments and Group companies shall be conducted periodically, and Directors and Corporate Auditors shall be sent from the Company to Group companies. Each company shall execute documented business processes on matters that should be reflected in financial reports, and Corporate Auditors and others shall examine said processes.

•	A structure for the adequate and efficient conduct of business operations common to Group companies shall be established.

•	The policy on transactions within the Hitachi Group is to trade fairly based on market prices.

(17) Fundamental Policy on the Conduct of Persons Influencing Decision on the Company’s Financial and Business Policies

The Group invests a great deal of business resources in fundamental research and in the development of market-leading products and businesses that will bear fruit in the future, and realizing the benefits from these management policies requires that they be continued for a set period of time. For this purpose, the Company keeps its shareholders and investors well informed of not just the business results for each period but also of the Company’s business policies for creating value in the future.

The Company does not deny the significance of the vitalization of business activities and performance that can be brought about through a change in management control, but it recognizes the necessity of determining the impact on company value and the interests of all shareholders of the buying activities and buyout proposals of parties attempting to acquire a large share of stock of the Company or a Group company by duly examining the business description, future business plans, past investment activities, and other necessary aspects of such a party.

There is no party that is currently attempting to acquire a large share of the Company’s stocks nor is there a specific threat, neither does the Company intend to implement specified so-called anti-takeover measures in advance of the appearance of such a party, but the Company does understand that it is one of the natural duties bestowed upon it by the shareholders and investors to continuously monitor the state of trading of the Company’s stock and then to immediately take what the Company deems to be the best action in the event of the appearance of a party attempting to purchase a large share of the Company’s stock. In particular, together with outside experts, the Company will evaluate the buyout proposal of the party and hold negotiations with the buyer, and if the Company deems that said buyout will not maintain the Company’s value and is not in the best interest of the shareholders, then the Company will quickly determine the necessity, content, etc., of specific countermeasures and prepare to implement them. The same response will also be taken in the event a party attempts to acquire a large percentage of the shares of a Group company.

2. Consolidated Balance Sheets

	Fiscal 2009 (As of March 31, 2010)	Fiscal 2008 (As of March 31, 2009)
	(Millions of yen)
(Assets)
Current assets	4,775,197	5,065,399
Cash and cash equivalents	577,584	807,926
Short-term investments	53,575	8,654
Trade receivables, net
Notes	104,353	105,218
Accounts	2,138,139	2,028,060
Investments in leases	194,108	170,340
Inventories	1,222,077	1,456,271
Other current assets	485,361	488,930
Investments and advances	712,993	693,487
Property, plant and equipment	2,219,804	2,393,946
Land	471,123	464,935
Buildings	1,931,104	1,915,992
Machinery and equipment	5,554,953	5,640,623
Construction in progress	62,717	86,842
Less accumulated depreciation	(5,800,093)	(5,714,446)
Intangible assets	505,348	455,095
Goodwill	190,254	134,430
Other intangible assets	315,094	320,665
Other assets	738,420	795,782
Total assets	8,951,762	9,403,709

(Liabilities)
Current liabilities	3,931,203	4,621,904
Short-term debt	451,451	998,822
Current portion of long-term debt	303,730	531,635
Trade payables
Notes	25,737	39,811
Accounts	1,229,546	1,138,770
Accrued expenses	919,849	878,454
Income taxes	50,446	24,689
Advances received	385,199	386,519
Other current liabilities	565,245	623,204
Long-term debt	1,611,962	1,289,652
Retirement and severance benefits	905,183	1,049,597
Other liabilities	235,569	263,204
Total liabilities	6,683,917	7,224,357

(Stockholders’ equity)
Total Hitachi, Ltd. stockholders’ equity	1,284,658	1,049,951
Common stock	408,810	282,033
Capital surplus	620,577	560,066
Legal reserve and retained earnings	713,479	820,440
Accumulated other comprehensive loss	(432,057)	(586,351)
Treasury stock, at cost	(26,151)	(26,237)
Noncontrolling interests	983,187	1,129,401
Total stockholders’ equity	2,267,845	2,179,352
Total liabilities and stockholders’ equity	8,951,762	9,403,709

(Notes to Consolidated Balance Sheet)

1.	Deferred tax assets included in “Other current assets” and “Other assets” are JPY130,071 million and JPY114,113 million, respectively. Deferred tax liabilities included in “Other current liabilities” and “Other liabilities” are JPY7,317 million and JPY84,401 million, respectively.

2.	Accumulated other comprehensive loss of JPY432,057 million includes: loss on foreign currency translation adjustments of JPY182,783 million, loss on pension liability adjustments of JPY272,410 million, net unrealized holding gain on available-for-sale securities of JPY25,564 million and loss on cash flow hedges of JPY2,428 million.

3.	Collateralized assets: Cash and cash equivalents of JPY1,780 million, other current assets of JPY1,603 million, investments and advances of JPY351 million, land of JPY3,345 million, buildings of JPY5,213 million, and machinery and equipment of JPY5,951 million.

Secured debts: Short-term debt of JPY2,236 million, current portion of long-term debt of JPY49 million, accounts payable of JPY273 million, advances received of JPY1,732 million, other current liabilities of JPY75 million, and long-term debt of JPY1,980 million.

4.	Allowance deducted directly from assets: JPY46,907 million from current assets, JPY4,638 million from investments and advances, and JPY10,744 million from other assets.

5.	Notes discounted	JPY3,497 million
	Notes endorsed	JPY2,538 million
	Guarantees	JPY463,527 million
	Transferred export receivables with recourse obligations	JPY11,322 million

(Note to Per Share Information)

Hitachi, Ltd. stockholders’ equity per share     JPY287.13

3. Consolidated Statements of Operations

	Years ended March 31
	2010	2009
	(Millions of yen)
Revenues	8,968,546	10,000,369
Cost of sales	6,849,255	7,816,180

Gross profit	2,119,291	2,184,189
Selling, general and administrative expenses	1,917,132	2,057,043

Operating income	202,159	127,146
Other income	18,185	33,284
Interest income	12,017	19,177
Dividends income	5,799	8,544
Gains on sales of stock by subsidiaries or affiliated companies	183	360
Other	186	5,203
Other deductions	156,764	450,301
Interest charges	26,252	33,809
Equity in net loss of affiliates	58,186	162,205
Impairment losses for long-lived assets	25,196	128,400
Restructuring charges	25,154	22,927
Other	21,976	102,960

Income (loss) before income taxes	63,580	(289,871)
Income taxes	147,971	505,249

Net Income (loss)	(84,391)	(795,120)
Less: Net income (loss) attributable to noncontrolling interests	22,570	(7,783)

Net income (loss) attributable to Hitachi, Ltd.	(106,961)	(787,337)

(Note to Consolidated Statement of Operations)

Income taxes of JPY147,971 million includes current tax expense of JPY87,531 million and deferred tax expense of JPY60,440 million.

(Note to Per Share Information)

Net loss attributable to Hitachi, Ltd. stockholders per share     JPY29.20

4. Consolidated Statement of Stockholders’ Equity (April 1, 2009 to March 31, 2010)

(Millions of yen)
Common stock
Balance at end of previous year	282,033
Change during year
Issuance of common stock	126,776
Conversion of convertible bonds	1

Total change during year	126,777

Balance at end of year	408,810
Capital surplus
Balance at end of previous year	560,066
Change during year
Issuance of common stock	125,644
Conversion of convertible bonds	1
Decrease due to equity transactions, etc.	(64,998)
Sales of treasury stock	(136)

Total change during year	60,511

Balance at end of year	620,577
Legal reserve and retained earnings
Balance at end of previous year	820,440
Change during year
Net loss	(106,961)

Total change during year	(106,961)

Balance at end of year	713,479
Accumulated other comprehensive loss
Balance at end of previous year	(586,351)
Change during year
Decrease due to equity transactions, etc.	(14,132)
Other comprehensive income	168,426

Total change during year	154,294

Balance at end of year	(432,057)
Treasury stock, at cost
Balance at end of previous year	(26,237)
Change during year
Acquisition of treasury stock	(115)
Sales of treasury stock	201

Total change during year	86

Balance at end of year	(26,151)
Total Hitachi, Ltd. stockholders’ equity
Balance at end of previous year	1,049,951
Change during year
Issuance of common stock	252,420
Conversion of convertible bonds	2
Decrease due to equity transactions, etc.	(79,130)
Net loss	(106,961)
Other comprehensive income	168,426
Acquisition of treasury stock	(115)
Sales of treasury stock	65

Total change during year	234,707

Balance at end of year	1,284,658
Noncontrolling interests
Balance at end of previous year	1,129,401
Change during year
Decrease due to equity transactions, etc.	(174,675)
Net income	22,570
Other comprehensive income	30,509
Dividends to noncontrolling interests	(24,618)

Total change during year	(146,214)

Balance at end of year	983,187

(Millions of yen)
Total equity
Balance at end of previous year	2,179,352
Change during year
Issuance of common stock	252,420
Conversion of convertible bonds	2
Decrease due to equity transactions, etc.	(253,805)
Net loss	(84,391)
Other comprehensive income	198,935
Dividends to noncontrolling interests	(24,618)
Acquisition of treasury stock	(115)
Sales of treasury stock	65

Total change during year	88,493

Balance at end of year	2,267,845

Comprehensive income attributable to Hitachi, Ltd.
Net loss attributable to Hitachi, Ltd.	(106,961)
Other comprehensive income attributable to Hitachi, Ltd. arising during year
Foreign currency translation adjustment	4,289
Pension liability adjustment	141,761
Net unrealized holding gain on available-for-sale securities	23,209
Cash flow hedges	(833)

Total other comprehensive income attributable to Hitachi, Ltd.	168,426

Comprehensive income attributable to Hitachi, Ltd.	61,465
Comprehensive income attributable to noncontrolling interests
Net income attributable to noncontrolling interests	22,570
Other comprehensive income attributable to noncontrolling interests arising during year
Foreign currency translation adjustment	2,618
Pension liability adjustment	22,262
Net unrealized holding gain on available-for-sale securities	5,467
Cash flow hedges	162

Total other comprehensive income attributable to noncontrolling interest	30,509

Comprehensive income attributable to noncontrolling interests	53,079
Total comprehensive income
Net loss	(84,391)
Other comprehensive income arising during year
Gain on foreign currency translation adjustments	6,907
Gain on pension liability adjustments	164,023
Net unrealized holding gain on available-for-sale securities	28,676
Cash flow hedges	(671)

Total comprehensive income	198,935

Comprehensive loss during year	114,544

(Notes to Consolidated Statement of Stockholders’ Equity)

1.	Class and number of issued shares at end of year

Common stock	4,474,074,440 shares

2.	Cash dividends

(1) Total amount of cash dividends

Not applicable.

(2) Cash dividends of which record date falls in fiscal 2009 and of which effective date falls in fiscal 2010

Not applicable.

3.	Class and number of shares to be issued upon exercise of stock acquisition rights (excluding those of which exercise date has not arrived) at end of year

Common stock	315,451,104 shares

5. Notes to Consolidated Financial Statements

(Notes on Important Matters for Basis of Presentation of Consolidated Financial Statements)

1.	Basis of presentation

The consolidated financial statements presented herein, under Article 3, Paragraph 1 of the Supplementary Provisions of the Regulations of Companies’ Financial Statements (Ordinance of the Ministry of Justice No. 46 of 2009), have been prepared in conformity with accounting principles generally accepted in the United States. However, under the above provision, some descriptions and notes required under the accounting principles generally accepted in the United States are omitted.

The Company adopted the Accounting Standards Codification (hereinafter “ASC”) of the U.S. Financial Accounting Standards Board during fiscal 2009. The ASC, published as official accounting principles generally accepted in the United States, does not make changes to the traditional accounting standards. With the exception of the manner of reference to the accounting standards applied, the adoption thereof did not affect on the Company’s financial statement.

2.	Inventories

Finished goods, semi-finished goods and work-in-process: Lower of cost or market. Cost is determined by the specific identification method or the moving average method.

Raw materials: Lower of cost or market. Cost is generally determined by the moving average method.

3.	Investments in securities

The Company accounts for investments in securities in accordance with the provision of ASC 320 “Investments – Debt and Equity Securities.”

Held-to-maturity securities: Amortized cost.

Trading securities: Fair value, with unrealized gains and losses included in earnings. Cost is determined by the moving average method.

Available-for-sale securities: Fair value, with unrealized gains and losses reported in other comprehensive income. Cost is determined by the moving average method.

4.	Depreciation of fixed assets

Property, plant and equipment: Principally depreciated by the declining-balance method, except for some assets which are depreciated by the straight-line method.

Software for internal use: Capitalized and amortized on a straight-line basis over their estimated useful lives.

Selling, leasing, or otherwise marketing software: Depreciated based on expected gross revenues ratably.

5.	Goodwill and other intangible assets

The Company accounts for goodwill and other intangible assets in accordance with ASC 350 “Intangibles - Goodwill and Other.” Goodwill and intangible assets with indefinite useful lives are no longer amortized, but instead are tested for impairment at least annually in accordance with the provisions of the ASC. Intangible assets with finite useful lives are amortized over their respective estimated useful lives and are tested for impairment in accordance with the provisions of ASC 360 “Property, Plant and Equipment” concerning impairment or disposal of long-lived assets.

6.	Allowances

Allowance for doubtful receivables

Estimated uncollectible amounts are accounted for based mainly on the current economic conditions, inherent risks, the financial position of the relevant debtor and the past record.

Retirement and severance benefits

ASC 715 “Compensation – Retirement Benefits” is applied. Unrecognized prior service benefits & cost and actuarial gain or loss, which are posted under “other total comprehensive loss” are amortized by the straight-line method over the average remaining service years of active employees.

7.	Consumption tax is accounted for based on the tax segregated method, under which consumption tax is excluded from presentation of revenues, cost of sales and expenses.

8.	Changes in Accounting Principles

Effective April 1, 2009, the Company adopted the provisions of ASC 805 “Business Combinations.” All recognizable assets, assumed liabilities, and noncontrolling interests of a company acquired in a business combination are posted on the consolidated balance sheet at the fair value as of the date of acquisition. The adoption thereof did not have a significant effect on the financial position or the business results of the Company as of April 1, 2009.

Effective April 1, 2009, the Company adopted the provisions of ASC 810 “Consolidation” concerning noncontrolling interests, resulting in the inclusion of noncontrolling interests in “Stockholders’ equity.” Transactions relating to changes in a parent’s ownership interests in subsidiaries, which do not result in the exclusion of the relevant subsidiaries from the scope of consolidation, are accounted for as capital transactions in the consolidated statement of stockholders’ equity.

9.	Special purpose companies subject to disclosure

The Company and some of its subsidiaries are securitizing lease, accounts and other receivables for the purpose of diversifying funding for stable procurement of capital.

Special purpose companies established in the Caymans by a number of subsidiaries are used for a part of said securitization, with the Company and some of its subsidiaries receiving capital procured by qualified special purpose companies through the issuance of commercial paper or the borrowing of money, backed by the assets transferred. In some cases, subordinated rights on the transferred assets may be retained, or said assets may be repurchased under certain terms and conditions. The Company and some of its subsidiaries retain the obligation to provide services, and a number of subsidiaries are engaged in the business primarily of advancing money to qualified special purpose companies in connection with the outsourcing of clerical services.

As of March 31, 2010, there are three special purpose companies with which there are transactions or transaction balance. The combined total assets of the three qualified special purpose companies as of March 31, 2010 are JPY 117,159 million. These qualified special purpose companies are also engaged in the purchase of accounts receivable and the like from customers other than the Company and its subsidiaries. Neither the Company nor its subsidiaries hold share(s), with voting rights, of or have sent a Director to any of the qualified special purpose companies.

The transaction volumes between the qualified special purpose companies, and Hitachi and its subsidiaries for the year ended March 31, 2010 are as follows.

	Major transaction volume (Millions of yen)	Balance as of March 31, 2010 (Millions of yen)	Major losses and gains
			Item	Amount (Millions of yen)
Assets Transferred Notes and accounts receivable	362,147	75,654	Loss on transfer	(616)

(Notes on Financial Instruments)

1.	Status of Financial Instruments

The Company and its subsidiaries, in an endeavor to optimize the capital efficiency of their business activities through efficient management of operating funds, include highly liquid short-term investments, which mature within three months of the date of acquisition and pose little risk of fluctuation in value, in “cash equivalents” as immediately available financial resources.

Credit risk on customer credit risk regarding receivables is managed based mainly on the current economic conditions, inherent risks, the financial position of the relevant customer and the past record.

Investments in available-for-sale securities mainly comprise equity securities, which are managed by constantly tracking the market value in the case of listed stocks and the financial position of the entity subject to investment in the case of unlisted stocks.

Short-term and long-term debts were used mainly to fund business operations and capital expenditures.

As regards derivatives, foreign currency and interest rate risks are managed by constantly measuring and assessing the net exposures thereto, as well as by examining effective hedging relationships. Further, derivatives are not held for investment purposes as a matter of basic policy.

“Subordinated interests retained in securitizations” are partial interests in receivables, which were securitized for the purpose of diversifying the means of procuring capital, retained by the Company and subsidiaries pursuant to the agreement with the assignee of said receivables.

2.	Market Value, etc. of Financial Instruments

Information on the estimated fair value of financial instruments held by the Company and its subsidiaries as of March 31, 2010 is as follows:

	Consolidated Balance Sheet Amount (Millions of yen)	Estimated Fair Value (Millions of yen)
Available-for-sale securities
Short-term investment	53,575	53,575
Investments and loans receivable	200,326	200,326
Derivatives (assets)	26,880	26,880
Subordinated interests retained in securitizations	115,417	115,417
Long-term debts	1,915,692	1,954,713
Derivatives (liabilities)	15,135	15,135

The premises and methods for estimating fair values are as follows:

Cash and cash equivalents, receivables, short-term debts, payables:

The consolidated balance sheet amounts approximate the estimated fair values due to their short maturity.

Available-for-sale securities:

The market value of the relevant available-for-sale security or the market value of an available-for-sale security similar thereto is mainly used as the estimated fair value. On the rare occasion that a key indicator for the measurement of the relevant fair value is not observable, pertinent information provided by financial institutions is verified mainly by the income approach or the market approach for use as the estimated fair value. Since fair value measurement involves excessive cost in the case of unlisted stocks, due to the absence of market values therefore, fair value estimates are not provided for such stocks as a general rule. The consolidated balance sheet amount for such unlisted stocks as of March 31, 2010 was JPY48,222 million.

Derivatives:

The market rate of respective derivatives is used as the estimated fair value.

Subordinated interests retained in securitizations:

The present value of future cash flows from subordinated interests retained mainly in securitization of leases subject to relatively long original contracts is used as the estimated fair value.

Long-term debts:

The market value of the relevant debt or the present value of future cash flows based on the interest rate applicable to an additional debt of the same form is used as the estimated fair value.

6. Consolidated Statements of Cash Flows (Supplementary Information)

	Years ended March 31
	2010	2009
	(Millions of yen)
1. Cash flows from operating activities
Net Income (loss)	(84,391)	(795,120)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation	441,697	478,759
Amortization	116,065	178,164
Deferred income taxes	60,440	403,968
Loss on disposal of tangible rental assets and other property	22,670	24,483
Decrease (Increase) in receivables	(138,785)	342,008
Decrease (Increase) in inventories	205,848	(57,206)
Increase (Decrease) in payables	62,295	(359,230)
Other	112,460	343,121

Net cash provided by operating activities	798,299	558,947

2. Cash flows from investing activities
Purchase of property, plant and equipment, net	(265,438)	(408,999)
Purchase of intangible assets, net	(85,092)	(107,949)
Purchase of tangible assets and software to be leased, net	(248,669)	(323,678)
Proceeds from sale (purchase) of investments in securities and share of consolidated subsidiaries resulting in deconsolidation, net	(129,579)	52,434
Collection of investments in leases	172,327	234,984
Other	25,856	3,200

Net cash used in investing activities	(530,595)	(550,008)

Free Cash Flow	267,704	8,939

3. Cash flows from financing activities
Increase (Decrease) in interest-bearing debt	(459,488)	340,690
Proceeds from issuance of common stock	252,420	—
Dividends paid to stockholders	(134)	(19,826)
Dividends paid to noncontrolling interests	(24,852)	(28,406)
Other	(270,290)	(8,070)

Net cash provided by (used in) financing activities	(502,344)	284,388

4. Effect of exchange rate changes on cash and cash equivalents	4,298	(46,361)

5. Net increase (decrease) in cash and cash equivalents	(230,342)	246,966

6. Cash and cash equivalents at beginning of year	807,926	560,960

7. Cash and cash equivalents at end of year	577,584	807,926

7. Unconsolidated Balance Sheets

	Fiscal 2009 (As of March 31, 2010)	Fiscal 2008 (As of March 31, 2009)
	(Millions of yen)
(Assets)
Current assets	1,314,489	1,881,472
Cash	57,473	98,314
Notes receivable	2,624	1,384
Accounts receivable	485,366	542,493
Marketable securities	40,987	226,502
Money held in trust	—	94
Finished goods	31,674	45,205
Semi-finished goods	31,705	37,459
Raw materials	27,492	34,660
Work in process	102,351	100,849
Advances paid	21,210	24,119
Short-term loan receivables	570,765	600,632
Deferred tax assets	—	171
Others	89,064	275,582
Allowance for doubtful receivables	(146,227)	(105,996)
Fixed assets	2,013,208	1,792,234
Tangible fixed assets	245,406	312,922
Buildings	104,751	115,373
Structures	10,374	12,770
Machinery	36,556	76,418
Vehicles	238	363
Tools and equipment	34,733	44,971
Land	33,167	42,768
Lease assets	8,860	3,685
Construction in progress	16,724	16,571
Intangible fixed assets	72,108	98,332
Patents	3,790	21,768
Software	58,842	65,933
Railway and public utility installation	503	536
Lease assets	145	12
Others	8,827	10,080
Investments and others	1,695,694	1,380,979
Affiliated companies’ common stock	1,378,288	1,082,158
Other securities of affiliated companies	794	1,182
Investments in affiliated companies	40,242	47,792
Investments in securities	110,231	106,212
Long-term loan receivables	130,270	87,196
Others	35,887	56,461
Allowance for doubtful receivables	(21)	(23)

Total assets	3,327,698	3,673,706

	Fiscal 2009 (As of March 31, 2010)	Fiscal 2008 (As of March 31, 2009)
	(Millions of yen)
(Liabilities)
Current liabilities	1,700,390	2,250,149
Trade accounts payable	388,601	520,041
Short-term debt	65,860	214,757
Commercial paper	—	170,000
Current installments of debentures	55,000	100,000
Lease liabilities	1,872	648
Other accounts payable	45,305	37,723
Accrued expenses	143,157	196,334
Advances received from customers	102,600	113,434
Deposits received	871,871	883,486
Warranty reserve	719	11,292
Reserve for loss on construction contracts	23,543	—
Deferred tax liabilities	18	—
Others	1,839	2,430
Noncurrent liabilities	739,623	759,031
Debentures	229,998	185,000
Long-term debt	387,608	318,146
Lease liabilities	7,144	3,181
Accrued pension liability	70,198	94,180
Reserve for loss on repurchasing computers	4,675	4,900
Reserve for retirement benefits for senior executives	2,432	3,794
Reserve for loss on guarantees	808	3,808
Reserve for loss on business of affiliated companies	4,290	70,069
Deferred tax liabilities	14,504	10,918
Others	17,962	65,032
Total liabilities	2,440,013	3,009,180

(Net assets)
Stockholders’ equity	872,788	654,346
Common stock	408,810	282,033
Capital surplus	410,468	283,800
Capital reserve	126,777	270,763
Others	283,691	13,037
Retained Earnings	81,035	116,134
Earned surplus reserve	—	70,438
Others	81,035	45,695
Retained earnings carried forward	81,035	45,695
Treasury stock	(27,525)	(27,621)
Valuation and translation adjustments	14,895	10,179
Unrealized holding gains on securities	16,094	10,787
Deferred profit or loss on hedges	(1,199)	(607)
Total net assets	887,684	664,526

Total liabilities and net assets	3,327,698	3,673,706

(Notes to Unconsolidated Balance Sheet)

1.	Collateralized assets

(Millions of yen)
Type of asset	Year-end book value	Description
Affiliated companies’ common stock	71	Collaterals for borrowings by affiliated companies
Investments in securities	8	Collaterals for borrowings by investees
Long-term loan receivables	110	Collaterals for borrowings by affiliated companies and investees

Total	189

2.	Accumulated depreciation of tangible fixed assets

	Buildings	JPY	173,714 million
	Structures	JPY	28,032 million
	Machinery	JPY	299,034 million
	Vehicles	JPY	1,293 million
	Tools and equipment	JPY	209,369 million
	Lease assets	JPY	1,502 million

3.	Guarantees

(Millions of yen)
Guarantee	Year-end balance	Description
Hitachi East Asia Ltd.	4,168	Guarantee for a borrowing of USD44 million from Japan Bank for International Cooperation
Kohki Railway Systems, Ltd.	1,900	Joint and several guarantee for East Japan Railway Company (“JR East”) pursuant to the “Agreement on License to Execute and Use Patents, etc.” between JR East and Kohki Railway Systems
Other	172	Guarantee for borrowings from financial institutions, etc.

Total	6,240

In addition to the foregoing, the Company has entered into an agreement with each of the following overseas affiliated companies on maintaining their finances in a sound condition, etc., mainly to enhance their credit in order to support their financing activities:

Hitachi America Capital, Ltd., Hitachi International (Holland) B.V., Hitachi International Treasury Ltd., Hitachi (China) Finance Co., Ltd. and Hitachi Power Europe GmbH

4.	Short-term receivables from affiliated companies	JPY	807,422 million
	Long-term receivables from affiliated companies	JPY	131,546 million
	Short-term payables to affiliated companies	JPY	1,154,642 million
	Long-term payables to affiliated companies	JPY	4,564 million

(Note to Per Share Information)

Net assets per share            JPY198.40

8. Unconsolidated Statements of Operations

	Years ended March 31
	2010	2009
	(Millions of yen)
Revenues	1,938,810	2,610,055
Cost of sales	1,471,552	2,116,177

Gross profit on sales	467,258	493,878

Selling, general and administrative expenses	463,757	526,103

Operating income (loss)	3,500	(32,225)

Other income	98,665	292,172
Interest and dividends	90,616	281,502
Others	8,049	10,670
Other deductions	42,961	55,232
Interest	11,795	13,047
Others	31,165	42,185

Ordinary income	59,204	204,714

Extraordinary gain	13,684	5,730
Gain on extinguishment of tie-in shares	9,937	—
Gain on sale of real property	2,301	1,252
Gain on sale of affiliated companies’ common stock	1,445	1,743
Gain on sale of investments in securities	—	2,735
Extraordinary loss	106,107	385,213
Impairment loss on affiliated companies’ common stock	95,183	185,232
Extraordinary loss on restructuring charges	10,923	186,828
Impairment loss on investments in securities	—	7,013
Loss on impairment of assets	—	6,138

Income (loss) before income taxes	(33,217)	(174,767)
Income taxes
Current	(3,537)	(8,784)
Deferred	5,440	128,601

Net income (loss)	(35,120)	(294,584)

(Notes to Unconsolidated Statement of Operations)

1.	The gain on extinguishment of tie-in shares of JPY9,937 million is due to the merger with Hitachi Communication Technologies, Ltd.

2.	The extraordinary loss on restructuring charges of JPY10,923 million includes expenses relating to the business structural reform that were incurred in the implementation of such measures as business reorganization and consolidation of business sites, and re-examination of the workforce size, mainly for the structural conversion of the automotive systems business and the consumer business.

3.	Sales to affiliated companies	JPY	627,110 million
	Purchases from affiliated companies	JPY	1,116,583 million
	Non-operating transactions with affiliated companies	JPY	28,916 million

(Note to Per Share Information)

Net loss per share            JPY9.59

9. Unconsolidated Statement of Changes in Stockholders’ Equity etc. (April 1, 2009 to March 31, 2010)

(Millions of yen)
Stockholders’ equity
Common stock
Balance at end of previous year	282,033
Change during year
Issuance of common stock	126,776
Conversion of convertible bonds	1

Total change during year	126,777

Balance at end of year	408,810
Capital surplus
Capital reserve
Balance at end of previous year	270,763
Change during year
Issuance of common stock	126,776
Conversion of convertible bonds	1
Reversal of capital reserve	(270,763)

Total change during year	(143,986)

Balance at end of year	126,777
Others
Balance at end of previous year	13,037
Change during year
Reversal of capital reserve	270,763
Disposition of treasury stock	(109)

Total change during year	270,653

Balance at end of year	283,691
Total capital surplus
Balance at end of previous year	283,800
Change during year
Issuance of common stock	126,776
Conversion of convertible bonds	1
Disposition of treasury stock	(109)

Total change during year	126,667

Balance at end of year	410,468
Retained earnings
Earned surplus reserve
Balance at end of previous year	70,438
Change during year
Reversal of earned surplus reserve	(70,438)

Total change during year	(70,438)

Balance at end of year	—
Others
Reserve for special depreciation
Balance at end of previous year	—
Change during year
Increase by merger	0
Reversal of reserve for special depreciation	(0)

Total change during year	—

Balance at end of year	—

(Millions of yen)
Reserve for advanced depreciation of fixed assets
Balance at end of previous year	—
Change during year
Increase by merger	20
Reversal of reserve for advanced depreciation of fixed assets	(20)

Total change during the year	—

Balance at end of year	—
Retained earnings (losses) carried forward
Balance at end of previous year	45,695
Change during year
Reversal of earned surplus reserve	70,438
Reversal of reserve for special depreciation	0
Reversal of reserve for advanced depreciation of fixed assets	20
Net loss	(35,120)

Total change during year	35,339

Balance at end of year	81,035
Total retained earnings
Balance at end of previous year	116,134
Change during year
Increase by merger	21
Net loss	(35,120)

Total change during year	(35,098)

Balance at end of year	81,035
Treasury Stock
Balance at end of previous year	(27,621)
Change during year
Acquisition of treasury stock	(115)
Disposition of treasury stock	211

Total change during year	95

Balance at end of year	(27,525)
Total stockholders’ equity
Balance at end of previous year	654,346
Change during year
Issuance of common stock	253,552
Conversion of convertible bonds	2
Increase by merger	21
Net loss	(35,120)
Acquisition of treasury stock	(115)
Disposition of treasury stock	102

Total change during year	218,442

Balance at end of year	872,788

Valuation and translation adjustments
Unrealized holding gains on securities
Balance at end of previous year	10,787
Change during year
(Net) Change in items other than stockholders’ equity during year	5,307

Total change during year	5,307

Balance at end of year	16,094
Deferred profit or loss on hedges
Balance at end of previous year	(607)
Change during year
(Net) Change in items other than stockholders’ equity during year	(591)

Total change during year	(591)

Balance at end of year	(1,199)

(Millions of yen)
Total valuation and translation adjustments
Balance at end of previous year	10,179
Change during year
(Net) Change in items other than stockholders’ equity during year	4,715

Total change during year	4,715

Balance at end of year	14,895

Total net assets
Balance at end of previous year	664,526
Change during year
Issuance of common stock	253,552
Conversion of convertible bonds	2
Increase by merger	21
Net loss	(35,120)
Acquisition of treasury stock	(115)
Disposition of treasury stock	102
(Net) Change in items other than stockholders’ equity during year	4,715

Total change during year	223,157

Balance at end of year	887,684

(Note to Unconsolidated Statement of Changes in Stockholders’ Equity etc.)

Matters related to Class and Number of Treasury Stock

	(Shares)
Class	Number of shares
	At end of previous year	Increase during year	Decrease during year	At end of year
Common stock	43,850,890	376,025	335,738	43,891,177

(Summary of Reason for Change)

The increase this fiscal year by 376,025 shares is due to the purchase of 350,025 shares from less-than-one unit shareholders at their request, and the purchase pursuant to Article 797, Paragraph 1 of the Companies Act of 26,000 shares from shareholders opposing the merger with Hitachi Communication Technologies, Ltd. The decrease this fiscal year by 335,738 shares is due to the sale to less-than-one-unit shareholders at their request.

10. Notes to Unconsolidated Financial Statements

(Notes on Important Accounting Policy)

1.	Inventories

Finished goods, semi-finished goods and work in process: Stated at cost. Cost is determined by the specific identification method or the moving average method. (The figures shown in the Balance Sheet have been calculated in accordance with the write-down approach based on decline in profitability.)

Raw materials: Stated at cost. Cost is determined by the moving average method. (The figures shown in the Balance Sheet have been calculated in accordance with the write-down approach based on decline in profitability.)

2.	Securities

Affiliated companies’ common stock and investments in affiliated companies are stated at cost. Cost is determined by the moving average method.

Other securities which had readily determinable fair values are stated at fair value. The difference between acquisition cost and carrying cost of other securities is recognized in “Unrealized holding gains on securities.” The cost of other securities sold is computed based on the moving average method.

Other securities which did not have readily determinable fair values are stated at cost determined by the moving average method.

3.	Derivatives

Derivatives are stated at fair value.

4.	Depreciation of tangible fixed assets (excluding lease assets)

Buildings: Straight-line method.

Other tangible fixed assets: Declining-balance method.

5.	Depreciation of intangible fixed assets (excluding lease assets)

Selling, leasing, or otherwise marketing software: Depreciated based on expected gross revenues ratably.

Other intangible fixed assets: Straight-line method.

6.	Depreciation of lease assets

Financial leases other than those that are deemed to transfer the ownership of the leased property to the lessee: Depreciation is calculated by the straight-line method with no residual value, using the lease term as useful life.

Of the financial leases other than those that are deemed to transfer the ownership of the leased property to the lessee, leases commencing on or before March 31, 2008 are accounted for based on accounting methods applied to ordinary lease transactions.

7.	Allowances

Allowance for doubtful receivables:

Estimated uncollectible amounts are accounted for based on loan loss ratios in the case of general receivables and based on case-by-case examination of collectibility in the case of specific receivables including doubtful receivables.

Warranty reserve:

In order to prepare for expenditures related to after-sales product services, estimated in-warranty service costs are accounted for based on past records.

Reserve for loss on construction contracts:

In order to provide for losses relating to construction contracts and made-to-order software, an estimated loss for subsequent fiscal years is accounted for.

Accrued pension liability:

Accrued pension liability is provided for employees’ retirement and severance benefits. Such liability is determined based on projected benefit obligation and expected plan assets as of March 31, 2009.

Prior service cost is amortized by the straight-line method over the estimated average remaining service years of employees. Unrecognized actuarial gain or loss is amortized by the straight-line method over the estimated average remaining service years of employees from the next fiscal year.

Reserve for loss on repurchasing computers:

Projected loss on previously rented computers being returned is accounted for based on past records.

Reserve for retirement benefits for senior executives:

In order to provide for the payment of retirement benefits to senior executives, corporate officers, and the like, the Company accounted for the amount of payment required as of the end of this fiscal year according to the stipulations in the Company’s internal rules.

Decisions were made at the Compensation Committee meetings held on December 18, 2007 and March 26, 2008 to abolish the retirement allowance system and to pay the retirement allowance for the applicable period to senior executives, corporate officers, and the like at the time of their retirement, subject to resolutions of the Compensation Committee following decisions on their retirement.

Reserve for loss on guarantees:

In order to provide for losses relating to guarantees, an estimated loss is accounted for in view of the financial conditions and the like of the parties guaranteed.

Reserve for loss on business of affiliated companies:

In order to provide for losses relating to the business of affiliated companies, the amount the Company is expected to bear in excess of the amounts invested in, loaned to, and guarantees for such companies is accounted for.

8.	Accounting standard for income and expenses

Accounting standard for income on construction contracts and made-to-order software

Income is accounted for on the percentage of completion basis for progress made by the end of the relevant fiscal year, if said progress is deemed certain to yield results (as a general rule, the estimated percentage of progress is obtained by the cost-to-cost method). Income is accounted for on the completion basis in all other cases.

(Changes in accounting policy)

Effective April 1, 2009, the Company adopted the Accounting Standard for Construction Contracts (ASBJ Statement No. 15 dated December 27, 2007) and Guidance on Accounting Standard for Construction Contracts (ASBJ Guidance No,. 18 dated December 27, 2007). The adoption thereof had minimal effect on the revenues, operating income, ordinary income, and net loss before income taxes, since the Company has traditionally accounted for the progress made on construction contracts and made-to-order software by the end of the relevant fiscal year on the percentage of completion basis, should said progress be deemed certain to yield results. The estimated loss on construction contracts and made-to-order software in subsequent fiscal years, which had heretofore been included in accrued expenses (balance as of march 31, 2009 – JPY21,424 million), is posted as reserve for loss on construction contracts effective April 1, 2009.

9.	Consumption tax

Consumption tax is accounted for based on the tax segregated method, under which consumption tax is excluded from presentation of revenues, cost of sales and expenses.

10.	Hedge accounting

Deferral hedge accounting is employed.

(Notes on Accounting for Deferred Taxes)

The major cause of deferred tax liabilities was unrealized holding gains on securities.

(Notes on Leased Fixed Assets)

In addition to the capitalized fixed assets, as significant equipment, the Company utilizes power generation equipment under lease arrangements.

(Notes on Transactions with Related Parties)

(Millions of yen)

Attribute	Name of company etc.	% of voting rights held	Relationship with the related parties	Description of transaction	Transaction amount	Classification	Year-end balance

Subsidiary	Hitachi Home Electronics (America), Inc.	Indirect: 100.0%	Sale of the Company’s products	Payment of expenses related to business structural reform (Note 1)	10,936	-	-

Subsidiary	Hitachi Power Europe GmbH	Direct: 60.0% Indirect: 40.0%	Sale of the Company’s products	Loan (Note 2)	4,770	Long-term loan receivables	43,722

Subsidiary	Hitachi Asset Funding Corporation	Direct: 100.0%	Loans based on the pooling system	Loan (Note 3)	(63,383)	Short-term loan receivables	175,125
				Interest received (Note 3)	748

Subsidiary	Hitachi Plasma Display Limited	Direct: 100.0%	Loans, etc.	Loan (Note 3)	(87,928)	Short-term loan receivables	146,875
				Loan (Note 4)	144,955
				Interest received (Note 3)	102
				Interest received (Note 4)	607
				Deposit received (Note 3)	-	Deposit	-
				Interest paid (Note 3)	0

Subsidiary	Hitachi Displays, Ltd.	Direct: 50.2%	Outsourcing of facility maintenance to the Company	Loan (Note 3)	11,282	Short-term loan receivables	99,498
				Interest received (Note 3)	499

Subsidiary	Chuo Shoji, Ltd.	Direct: 100.0%	Outsourcing of the management of the Company’s welfare facilities, etc.	Loan (Note 3)	30,000	Long-term loan receivables	30,000
				Interest received (Note 3)	12
				Loan (Note 3)	2,830	Short-term loan receivables	3,034
				Interest received (Note 3)	193
				Deposit received (Note 3)	(6,483)	Deposit	-
				Interest paid (Note 3)	2

Subsidiary	Hitachi Appliances, Inc.	Direct: 100.0%	Purchase of Hitachi Appliance products	Loan (Note 3)	6,133	Short-term loan receivables	29,958
				Interest received (Note 3)	189

Subsidiary	Hitachi Capital Corporation	Direct: 58.5% Indirect: 2.2%	Leasing equipment and devices to the Company, leasing and sale on credit of the Company’s products	Deposit received (Note 3)	(42,884)	Deposit	184,857
				Interest paid (Note 3)	734

(Millions of yen)

Attribute	Name of company etc.	% of voting rights held	Relationship with the related parties	Description of transaction	Transaction amount	Classification	Year-end balance

Subsidiary	Hitachi High- Technologies Corporation	Direct: 51.7% Indirect: 0.1%	Sale of the Company’s products	Deposit received (Note 3)	7,691	Deposit	75,246
				Interest paid (Note 3)	273

Subsidiary	Hitachi-GE Nuclear Energy, Ltd.	Direct: 80.0%	Sale of the Company’s products	Deposit received (Note 3)	(22,594)	Deposit	64,483
				Interest paid (Note 3)	185

Subsidiary	Hitachi Kasei Business Service Co., Ltd.	Indirect: 100.0%	Sale of the Company’s products	Deposit received (Note 3)	19,052	Deposit	61,001
				Interest paid (Note 3)	148

Subsidiary	Hitachi Building Systems Co., Ltd.	Direct: 100.0%	Sale of the Company’s products	Deposit received (Note 3)	(2,492)	Deposit	56,106
				Interest paid (Note 3)	173

Subsidiary	Hitachi Maxell, Ltd.	Direct: 94.3%	Purchase of Hitachi Maxell products	Deposit received (Note 3)	(7,600)	Deposit	31,288
				Interest paid (Note 3)	108

Subsidiary	Hitachi Kokusai Electric Inc.	Direct: 51.8% Indirect: 0.6%	Purchase of Hitachi Kokusai Electric products	Deposit received (Note 3)	27,978	Deposit	28,102
				Interest paid (Note 3)	111

Subsidiary	Hitachi Information Systems, Ltd.	Direct: 100.0%	Outsourcing of the Company’s software development	Deposit received (Note 3)	(7,710)	Deposit	22,152
				Interest paid (Note 3)	198

Affiliate	Renesas Technology Corp.	Direct: 55.0%	Outsourcing of research and development to the Company	Underwriting capital increase	39,435	-	-

The Company’s Directors, Executive Officers or employees concurrently hold position of directors or officers at above companies, with the exception Hitachi Plasma Display Limited. and Hitachi Kasei Business Service Co., Ltd.

Terms of Transactions, Policy on Determining Terms of Transactions, etc.

Notes:	1.	This is a payment of expenses related to the business structural reform of flat-panel TV and other businesses.
	2.	This is a subordinated loan granted for repayment of the principal and payment of interests by December 18, 2013 and December 24, 2014. The interest rate was determined with due consideration to market interest rates.
	3.	These are loans or deposits made based on the pooling system wherein the funds of affiliated companies are concentrated at the Company to be loaned to affiliated companies who have financing needs. The interest rates on loans and deposits are determined with due consideration to market interest rates. The transaction amounts indicate the increase or decrease from the balance at the end of the previous fiscal year.
	4.	This is a loan by a sight bill. The interest rate was determined with due consideration to market interest rates.

11. Transcript of Accounting Auditors’ Audit Report on Consolidated Financial Statements

INDEPENDENT AUDITORS’ REPORT

May 10, 2010

To	Mr. Hiroaki Nakanishi, President

Hitachi, Ltd.

Ernst & Young ShinNihon LLC

Limited Liability Shitei Shain

Gyomu Shikko Shain    CPA    Hitoshi Matsuoka

Limited Liability Shitei Shain

Gyomu Shikko Shain    CPA    Satoshi Fukui

Limited Liability Shitei Shain

Gyomu Shikko Shain    CPA    Takashi Ouchida

We have audited the consolidated balance sheet, the consolidated statement of operations, the consolidated statement of stockholders’ equity, and the notes to the consolidated financial statements of Hitachi, Ltd. for the business year ended March 31, 2010 for the purpose of reporting under Article 444, Paragraph 4 of the Companies Act. Management of the Company is responsible for preparing such consolidated financial statements and our responsibility is to express our opinion thereon from an independent standpoint.

Our audit was conducted in accordance with auditing standards generally accepted in Japan. The auditing standards require us to obtain reasonable assurance whether any material misstatement exists in the consolidated financial statements or not. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. Our audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We consider that as a result of our audit, we have obtained reasonable basis for expressing our opinion. The auditing procedures also include those considered necessary for the subsidiaries.

In our opinion, the consolidated financial statements referred to above presented fairly, in every significant aspect, the financial position and the results of operations of the Company and its consolidated subsidiaries for the period of the consolidated financial statements in accordance with the accounting principles generally accepted in the United States, pursuant to the provision of Article 3, Paragraph 1 of the Supplementary Provisions of the Regulations of Companies’ Financial Statements (Ordinance of the Ministry of Justice No. 46 of 2009) (See Item 1 of the “Notes concerning Important Matters for Basis of Presentation of Consolidated Financial Statements” in the “Notes to Consolidated Financial Statements”).

Additional Information

As indicated in “8. Changes in Accounting Principles” of Notes on Important Matters for Basis of Presentation of Consolidated Financial Statements in Notes to the Consolidated Financial Statements, the Company adopted the provisions of ASC 810 “Consolidation” concerning noncontrolling interests of the Federal Accounting Standards Board, effective April 1, 2009.

We have no interest in the Company which should be disclosed pursuant to the provision of the Certified Public Accountants Act.

12. Transcript of Audit Committee’s Audit Report on Consolidated Financial Statements

AUDIT REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

We, the Audit Committee of the Company, audited the consolidated financial statements of the Company (the consolidated balance sheet, the consolidated statement of operations, the consolidated statement of stockholders’ equity, and the notes to consolidated financial statements) during the 141st business term (from April 1, 2009 to March 31, 2010). We hereby report as follows on the method and result thereof:

1. Method of Audit

We received reports from the Executive Officers and others in accordance with the audit policy, assignment of audit duties, etc., as determined by the Audit Committee, on the consolidated financial statements, and requested explanations as necessary. Further, we monitored and examined whether the Accounting Auditors maintained their independence and performed their auditing duties adequately, as well as received reports from the Accounting Auditors on the performance status of their duties, and requested explanations as necessary. We also received a notice from the Accounting Auditors to the effect that “structures for ensuring that duties are appropriately performed” (matters stipulated in each item under Article 131 of the Regulations of Companies’ Financial Statements) were being developed pursuant to the “Quality Management Standards for Auditing” (Business Accounting Council, October 28, 2005) and requested explanations as necessary.

We examined the consolidated financial statements for this business term in accordance with the foregoing method.

2. Result of Audit

We are of the opinion that the method and result of the audit made by the Company’s Accounting Auditors, Ernst & Young ShinNihon LLC, are appropriate.

May 11, 2010

Audit Committee, Hitachi, Ltd.
Tadamichi Sakiyama (Standing) Michiharu Nakamura (Standing) Yoshie Ota Akihiko Nomiyama Kenji Miyahara

Note:	Ms. Yoshie Ota, Mr. Akihiko Nomiyama and Mr. Kenji Miyahara are outside Directors pursuant to Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act.

13. Transcript of Accounting Auditors’ Audit Report on Unconsolidated Financial Statements

INDEPENDENT AUDITORS’ REPORT

May 10, 2010

To	Mr. Hiroaki Nakanishi, President

Hitachi, Ltd.

Ernst & Young ShinNihon LLC

Limited Liability Shitei Shain

Gyomu Shikko Shain    CPA    Hitoshi Matsuoka

Limited Liability Shitei Shain

Gyomu Shikko Shain    CPA    Satoshi Fukui

Limited Liability Shitei Shain

Gyomu Shikko Shain    CPA    Takashi Ouchida

We have audited the unconsolidated balance sheet, the unconsolidated statement of operations, the unconsolidated statement of changes in stockholders’ equity etc., the notes to the unconsolidated financial statements, and their supporting schedules of Hitachi, Ltd. for the 141st business year ended March 31, 2010 pursuant to Article 436, Paragraph 2, Item 1 of the Companies Act. Management of the Company is responsible for preparing such unconsolidated financial statements and their supporting schedules and our responsibility is to express our opinions thereon from an independent standpoint.

Our audit was conducted in accordance with auditing standards generally accepted in Japan. The auditing standards require us to obtain reasonable assurance whether any material misstatement exists in the unconsolidated financial statements and their supporting schedules or not. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the unconsolidated financial statements. Our audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall unconsolidated financial statement presentation. We consider that as a result of our audit, we have obtained reasonable basis for expressing our opinions.

In our opinion, the unconsolidated financial statements and their supporting schedules referred to above presented fairly, in every significant aspect, the financial position and the results of operations of the Company for the period of the unconsolidated financial statements and their supporting schedules based on the accounting standards generally accepted in Japan.

We have no interest in the Company which should be disclosed pursuant to the provision of the Certified Public Accountants Act.

14. Transcript of Audit Committee’s Audit Report on Unconsolidated Financial Statements

AUDIT REPORT

We, the Audit Committee of the Company, audited the performance by Directors and Executive Officers of their duties during the 141st business term (from April 1, 2009 to March 31, 2010). We hereby report as follows on the method and results thereof:

1.	Method of Audit

We monitored and examined the contents of the resolutions of the Board of Directors concerning the matters as listed in Article 416, Paragraph 1, Item 1 (ro) and (ho) of the Companies Act and the status of the systems (internal control systems) established thereunder, and in accordance with the audit policy, assignment of audit duties, etc., as determined by the Audit Committee and in collaboration with the relevant departments, attended important meetings, received reports or heard from the Directors, Executive Officers, etc. on matters concerning the execution of their duties, inspected important decision documents, etc., made investigation into the state of activities and property at the head office and principal business offices of the Company. We examined the contents of the fundamental policy on the conduct of persons influencing decision on the Company’s financial and business policies set forth in the business report giving due consideration to such things as the circumstances of deliberations by the Board of Directors and others. As regards subsidiaries, we sought to communicate and exchange information with the Directors, Executive Officers, Auditors, and others of the subsidiaries, and received reports on their business operations as necessary.

Further, we monitored and examined whether the Accounting Auditors maintained their independence and performed their auditing duties adequately, as well as received reports from the Accounting Auditors on the performance status of their duties and requested explanations as necessary. We also received a notice from the Accounting Auditors to the effect that “structures for ensuring that duties are appropriately performed” (matters stipulated in each item under Article 131 of the Regulations of Companies’ Financial Statements) were being developed pursuant to the “Quality Management Standards for Auditing” (Business Accounting Council, October 28, 2005) and requested explanations as necessary.

We examined the business reports, the unconsolidated financial statements (the unconsolidated balance sheet, the unconsolidated statement of operations, the unconsolidated statement of changes in stockholders’ equity etc., and the notes to unconsolidated financial statements), and their supporting schedules for this business term in accordance with the foregoing method.

2.	Results of Audit

(1) Results of Audit on Business Report etc.

We are of the opinion:

1)	that the business report and its supporting schedules fairly present the state of the Company in accordance with the laws, regulations and the Articles of Incorporation;

2)	that, in connection with the performance by Directors and Executive Officers of their duties, no dishonest act or material fact of violation of laws, regulations or the Articles of Incorporation exists;

3)	that the contents of the resolution by the Board of Directors concerning internal control systems are appropriate. Further, there is nothing to note with respect to the performance by Directors and Executive Officers of their duties related to said internal control systems;

4)	that the fundamental policy on the conduct of persons influencing decision on the Company’s financial and business policies set forth in the business report are appropriate.

(2) Results of Audit on Unconsolidated Financial Statements and Their Supporting Schedules

We are of the opinion that the method and results of the audit made by the Company’s Accounting Auditors, Ernst & Young ShinNihon LLC are appropriate.

May 11, 2010

Audit Committee, Hitachi, Ltd. Tadamichi Sakiyama (Standing) Michiharu Nakamura (Standing) Yoshie Ota Akihiko Nomiyama Kenji Miyahara

Note:	Ms. Yoshie Ota, Mr. Akihiko Nomiyama and Mr. Kenji Miyahara are outside Directors pursuant to Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act.

(Supplementary Information on Consolidated Basis)

Revenues by Market

	Years ended March 31
	2009(A)	2010(B)		(B)/(A)
	(Billions of yen)		Percentage to total
Domestic revenues	5,861.4	5,313.7	59%	91%

Overseas revenues
Asia	1,911.2	1,699.0	19	89
North America	899.5	729.6	8	81
Europe	904.4	824.6	9	91
Other Areas	423.6	401.2	5	95

Subtotal	4,138.9	3,654.7	41	88

Total	10,000.3	8,968.5	100	90

Five-Year Summary

	Years ended March 31
	2006	2007	2008	2009	2010
	(Billions of yen)
Overseas revenues	3,639.6	4,154.2	4,742.2	4,138.9	3,654.7
Percentage to total revenues	38%	41%	42%	41%	41%
Capital investment	954.7	1,048.5	969.0	788.4	546.3
R&D expenditure	405.0	412.5	428.1	416.5	372.4

FOR IMMEDIATE RELEASE

Hitachi and Mitsubishi Heavy Industries Agree in Principle to

Cooperate in Railway Systems for Overseas Markets

Tokyo, June 22, 2010 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) and Mitsubishi Heavy Industries, Ltd. (MHI) today announced that they have entered into a basic agreement to work cooperatively in the field of intra-city railway systems for overseas markets, with the goals of strengthening competitiveness in global markets and expanding business as a result. Hitachi and MHI find overseas intra-city railway systems are the area where the two companies can demonstrate their competitiveness most, thus they decide to work together ranging from marketing to construction, installation and maintenance in the field.

Social infrastructure such as power systems and railway systems, is expected to expand as a market, particularly in emerging countries. Even in developed nations and regions, which already have a certain level of social infrastructure, there is demand for upgrading social infrastructure supported by advanced information and telecommunications systems.

Railway systems, which are a form of green mobility, are winning increasing recognition as a means of transporting large volumes of passengers and freight with a small environmental impact. As a consequence of this, there are active moves in a host of regions around the world, including Europe, Asia, the Middle East, North America, and Central and South America, to build new railway systems or extend existing ones, or make systems faster with improved railcars and systems. The overseas railway systems market is thus continuing to grow.

Today’s agreement seeks to capitalize on these sorts of market trends. Hitachi and MHI will work together as appropriate in a broad range of fields in overseas intra-city railway system projects, ranging from marketing to design, manufacturing, procurement, engineering, construction, installation, maintenance and development. With their complementary product lineups, Hitachi and MHI will respond to various railway system needs in the urban transportation field. The mixed product lineups include conventional commuter trains for subways and other systems; new transportation systems such as automated people movers (APM) and light rail transit (LRT); and monorails.

Hitachi and MHI each boast advanced product lineups, technologies and know-how concerning entire railway systems, as well as their individual constituent elements, including railcars, signaling systems, telecommunications, power systems and tracks. Above all else, the two companies have earned the trust of markets, Hitachi for its railway systems hardware and software development capabilities, and system engineering strengths, and MHI for its technological development capabilities, overseas project record, plant engineering know-how, and wide range of partnerships.

Under this agreement, Hitachi and MHI aim to leverage each other’s experience and expertise to actively develop the railway systems business overseas.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2009 (ended March 31, 2010) consolidated revenues totaled 8,968 billion yen ($96.4 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

About Mitsubishi Heavy Industries, Ltd.

Mitsubishi Heavy Industries, Ltd. (MHI), headquartered in Tokyo, Japan, is one of the world’s leading heavy machinery manufacturers, with consolidated sales of 2,940.8 billion yen in fiscal 2009 (year ended March 31, 2010). MHI’s diverse lineup of products and services encompasses shipbuilding, power plants, chemical plants, environmental equipment, steel structures, industrial and general machinery, aircraft, space rocketry and air-conditioning systems.

For more information, please visit the MHI website (http://www.mhi.co.jp/en/index.html).

# # #